Filed Pursuant to Rule 424(b)(3)
Registration No. 333-134698
Prospectus Supplement No. 2 dated November 13, 2006
To Prospectus, dated August 15, 2006, as supplemented by
     Prospectus Supplement No. 1 dated August 31, 2006 (together, the “Prospectus”)
PRG-Schultz International, Inc.
$24,858,433 IN PRINCIPAL AMOUNT OF 11.0% SENIOR NOTES DUE 2011
$28,776,480 IN PRINCIPAL AMOUNT OF 10.0% SENIOR CONVERTIBLE NOTES DUE 2011
57,406 SHARES OF 9.0% SENIOR SERIES A CONVERTIBLE PARTICIPATING PREFERRED STOCK
(INITIAL AGGREGATE LIQUIDATION PREFERENCE OF $6,888,720, WHICH MAY INCREASE TO
UP TO $10,697,972 TO SATISFY DIVIDENDS OTHERWISE PAYABLE IN CASH)
(THE “SERIES A PREFERRED”)
3,561 SHARES OF COMMON STOCK, NO PAR VALUE PER SHARE

     The Prospectus relates to the potential offer and sale from time to time of the above securities by the securityholders identified on page 84 of the Prospectus or in any post-effective amendment or supplement to the Prospectus. The Prospectus may also be used by the selling securityholders to offer:
•	UP TO $18,097,373.66 IN PRINCIPAL AMOUNT OF ADDITIONAL 10.0% SENIOR CONVERTIBLE NOTES THAT MAY BE ISSUED IN PAYMENT OF INTEREST ON OUTSTANDING 10.0% SENIOR CONVERTIBLE NOTES;

•	UP TO 10,977,733 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE 10.0% NOTES AND/OR 9.0% SENIOR SERIES A PREFERRED STOCK.
     Our common stock is traded on The Nasdaq Global Market under the symbol “PRGX.” You should carefully consider the risk factors beginning on page 8 of the Prospectus before investing.
Recent Developments
     We have attached to this Prospectus Supplement the Quarterly Report on Form 10-Q of PRG-Schultz International, Inc. for the period ended September 30, 2006. The attached information modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

THIS SUPPLEMENT IS PART OF THE PROSPECTUS DATED AUGUST 15, 2006, AND MUST ACCOMPANY THAT PROSPECTUS, TOGETHER WITH ALL OTHER AMENDMENTS AND SUPPLEMENTS THERETO, TO SATISFY PROSPECTUS DELIVERY REQUIREMENTS UNDER THE SECURITIES ACT OF 1933.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this Prospectus Supplement is November 13, 2006.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 0-28000

PRG-Schultz International, Inc.
(Exact name of registrant as specified in its charter)

Georgia	58-2213805
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

600 Galleria Parkway	30339-5986
Suite 100	(Zip Code)
Atlanta, Georgia
(Address of principal executive offices)
Registrant’s telephone number, including area code: (770) 779-3900
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):
☐  Large accelerated filer     ☑  Accelerated filer     ☐  Non-accelerated filer
     Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑
     Common shares of the registrant outstanding at October 31, 2006 were 6,890,102.

PRG-SCHULTZ INTERNATIONAL, INC.
FORM 10-Q
For the Quarter Ended September 30, 2006

PART I. FINANCIAL INFORMATION
Item 1. Financial Statements
PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited )
(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Revenues	$64,733	$66,415	$195,579	$219,724
Cost of revenues	44,194	48,057	137,740	147,649

Gross margin	20,539	18,358	57,839	72,075

Selling, general and administrative expenses	18,535	27,374	49,120	87,211
Operational restructuring expense (Note H)	153	7,922	2,141	7,922

Operating income (loss)	1,851	(16,938)	6,578	(23,058)

Interest expense, net	(5,260)	(2,089)	(12,072)	(5,960)
Gain (loss) on financial restructuring (Note G)	82	—	(10,047)	—

Loss from continuing operations before income taxes and discontinued operations	(3,327)	(19,027)	(15,541)	(29,018)
Income taxes	726	715	1,714	1,814

Loss from continuing operations before discontinued operations	(4,053)	(19,742)	(17,255)	(30,832)

Discontinued operations (Note B):
Earnings (loss) from discontinued operations	(181)	(1,056)	(918)	(1,154)

Net loss	$(4,234)	$(20,798)	$(18,173)	$(31,986)

Basic and diluted loss per common share:
Loss from continuing operations before discontinued operations	$(0.66)	$(3.18)	$(2.80)	$(4.97)
Discontinued operations	(0.03)	(0.17)	(0.15)	(0.19)

Net loss	$(0.69)	$(3.35)	$(2.95)	$(5.16)

Weighted-average common shares outstanding (Note C ):
Basic	6,575	6,203	6,391	6,200

Diluted	6,575	6,203	6,391	6,200

See accompanying Notes to Condensed Consolidated Financial Statements.

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	September 30,	December 31,
	2006	2005
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note F)	$18,848	$11,848
Restricted cash	3,620	3,096
Receivables:
Contract receivables, less allowances of $2,279 in 2006 and $2,717 in 2005
Billed	36,691	43,591
Unbilled	9,004	9,608

	45,695	53,199
Employee advances and miscellaneous receivables, less allowances of $1,630 in 2006 and $2,974 in 2005	2,579	2,737

Total receivables	48,274	55,936

Funds held for client obligations	45,212	32,479
Prepaid expenses and other current assets	3,313	3,113
Deferred income taxes	—	67

Total current assets	119,267	106,539

Property and equipment, at cost	83,920	81,779
Less accumulated depreciation and amortization	(72,490)	(64,326)

Property and equipment, net	11,430	17,453

Goodwill	4,600	4,600
Intangible assets, less accumulated amortization of $6,492 in 2006 and $5,453 in 2005	23,408	24,447
Unbilled receivables	2,426	2,789
Deferred income taxes	660	530
Other assets	10,448	5,704

	$172,239	$162,062

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Obligations for client payables	$45,212	$32,479
Accounts payable and accrued expenses	18,696	22,362
Accrued payroll and related expenses	39,442	44,031
Refund liabilities	9,551	11,741
Deferred revenue	3,577	4,583
Convertible notes, net of unamortized discount of $1 in 2006 and $4 in 2005 (Note G)	904	466
Current portion of other debt obligations (Note G)	500	—

Total current liabilities	117,882	115,662

Convertible notes, net of unamortized discount of $929 in 2005 (Note G)	—	123,601
Senior notes, net of unamortized discount of $7,982 in 2006 (Note G)	43,473	—
Senior convertible notes, including unamortized premium of $5,753 in 2006 (Note G)	68,264	—
Other debt obligations (Note G)	24,500	16,800
Deferred compensation	869	1,388
Refund liabilities	1,672	1,785
Other long-term liabilities	5,792	5,191

Total liabilities	262,452	264,427

Mandatorily redeemable participating preferred stock (Note G)	14,340	—
Shareholders’ equity (deficit) (Notes C and G):
Common stock, no par value; $.01 stated value per share. Authorized 50,000,000 shares; issued 7,215,037 shares in 2006 and 6,787,683 shares in 2005	72	68
Additional paid-in capital	509,900	494,826
Accumulated deficit	(568,892)	(550,719)
Accumulated other comprehensive income	3,077	2,400
Treasury stock, at cost; 576,453 shares in 2006 and 2005	(48,710)	(48,710)
Unamortized portion of restricted stock compensation expense	—	(230)

Total shareholders’ equity (deficit)	(104,553)	(102,365)

Commitments and contingencies (Note H)	$172,239	$162,062

See accompanying Notes to Condensed Consolidated Financial Statements.

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands)

	Nine Months Ended
	September 30,
	2006	2005
Cash flows from operating activities:
Net loss	$(18,173)	$(31,986)
Loss from discontinued operations	918	1,154

Loss from continuing operations	(17,255)	(30,832)
Adjustments to reconcile loss from continuing operations to net cash provided by (used in) operating activities:
Loss on financial restructuring	10,047	—
Depreciation and amortization	8,286	11,024
Stock-based compensation expense	4,835	279
Amortization of debt discounts and deferred costs	1,130	836
Gain on sale of property, plant and equipment	(8)	—
Income tax effect relating to stock option exercises	—	(41)
Changes in assets and liabilities:
Restricted cash	(317)	(3,243)
Billed receivables	7,976	18,960
Unbilled receivables	967	2,803
Prepaid expenses and other current assets	(99)	(1,327)
Other assets	1,930	(549)
Accounts payable and accrued expenses	792	(3,023)
Accrued payroll and related expenses	(5,494)	723
Refund liability	(2,303)	(1,371)
Deferred revenue	(1,287)	(2,414)
Deferred compensation expense	(519)	(748)
Other long-term liabilities	(192)	(420)

Net cash provided by (used in) operating activities	8,489	(9,343)

Cash flows from investing activities:
Purchases of property and equipment, net of disposals	(923)	(5,058)

Net cash used in investing activities	(923)	(5,058)

Cash flows from financing activities:
Net borrowings of debt	8,200	12,400
Issuance costs of preferred stock	(1,281)	—
Payments for deferred loan cost	(7,750)	—
Net proceeds from common stock issuances	—	772

Net cash provided by (used in) financing activities	(831)	13,172

Cash flows from discontinued operations:
Operating cash flows	(1,151)	(1,295)
Investing cash flows	604	487

Net cash provided by (used in) discontinued operations	(547)	(808)

Effect of exchange rates on cash and cash equivalents	812	(571)

Net increase (decrease) in cash and cash equivalents	7,000	(2,608)
Cash and cash equivalents at beginning of period	11,848	12,596

Cash and cash equivalents at end of period	$18,848	$9,988

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$4,799	$3,438

Cash paid during the period for income taxes, net of refunds	$1,344	$753

See accompanying Notes to Condensed Consolidated Financial Statements.

PRG-SCHULTZ INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006 and 2005
(Unaudited)
Note A – Basis of Presentation
     The accompanying Condensed Consolidated Financial Statements (Unaudited) of PRG-Schultz International, Inc. and its wholly owned subsidiaries (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine-month periods ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.
     Disclosures included herein pertain to the Company’s continuing operations unless otherwise noted.
     For further information, refer to the Consolidated Financial Statements and Footnotes thereto included in the Company’s Form 10-K for the year ended December 31, 2005.
     (1) Reverse Stock Split
     At the annual meeting of shareholders held on August 11, 2006, the shareholders of the Company approved a proposal granting authorization to effect a reverse stock split of the Company’s common stock at a ratio of one-for-ten. The one-for-ten reverse stock split became effective on August 14, 2006. All common stock and per share data for all periods presented in these condensed financial statements have been restated to give effect to the reverse stock split. In connection with the reverse stock split, the number of shares subject to outstanding options and the option exercise prices were automatically proportionately adjusted in accordance with the terms of the grants.
     (2) Stock-Based Compensation
     In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment”(“SFAS 123(R)”). This pronouncement amended SFAS No. 123, “Accounting for Stock-Based Compensation,” and superseded Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(R) requires that companies account for awards of equity instruments issued to employees under the fair value method of accounting and recognize such amounts in their statements of operations. The Company adopted SFAS No. 123(R) on January 1, 2006, using the modified prospective method and, accordingly, has not restated the consolidated statements of operations for periods prior to January 1, 2006. Under SFAS No. 123(R), the Company is required to measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in its consolidated statements of operations over the service period over which the awards are expected to vest. The Company recognizes compensation expense over the indicated vesting periods using the straight-line method.
     Prior to January 1, 2006, the Company accounted for stock-based compensation, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” under the intrinsic value method described in APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Under the intrinsic value method, no stock-based employee compensation cost is recorded when the exercise price is equal to, or higher than, the market value of the underlying common stock on the date of grant. In accordance with APB Opinion No. 25 guidance, no stock-based compensation expense was recognized for the three-month or nine-month periods ended September 30, 2005 except for compensation amounts relating to grants of shares of nonvested stock (see Note C).

     The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation, using the straight-line method, for periods prior to January 1, 2006 (in thousands, except for pro forma net loss per share information):

	Three Months Ended	Nine Months Ended
	September 30, 2005	September 30, 2005
Net loss before pro forma effect of compensation expense recognition provisions of SFAS No.123	$(20,798)	$(31,986)
Pro forma effect of compensation expense recognition provisions of SFAS No. 123	(1,027)	(3,607)

Pro forma net loss	$(21,825)	$(35,593)

Pro forma net earnings (loss) per share:
Basic and diluted – as reported	$(3.35)	$(5.16)

Basic and diluted – pro forma	$(3.52)	$(5.74)

     In applying the treasury stock method to determine the dilutive impact of common stock equivalents, the calculation is performed in steps with the impact of each type of dilutive security calculated separately. For each of the three-month and nine-month periods ended September 30, 2005, 1.6 million shares of common stock underlying the convertible notes due November 2006 were excluded from the computation of pro forma diluted earnings per share calculated using the treasury stock method, due to their antidilutive effect.
     The fair value of all time-vested options is estimated as of the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The fair value of market condition options (also known as path-dependent options) may be estimated as of their date of grant using more complex option valuation models such as binomial lattice and the Monte Carlo simulations. The Company chose to use the Monte Carlo simulations for its valuations. Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, it is management’s opinion that existing models do not necessarily provide a reliable single measure of the fair value of the Company’s employee stock options.
     For time-vested option grants made in 2005 which resulted in compensation expense recognition, the Company used the following assumptions in its Black-Scholes valuation models: volatility – 68.4% to 69.2%, risk-free interest rates – 3.9% to 4.5%, expected term – 5 years. For time-vested option grants made in 2006, the Company used the following assumptions in its Black-Scholes valuation models: volatility – 84.2%, risk-free interest rate – 4.6%, expected term – 5 years. For market based option grants which resulted in compensation expense recognition, the following assumptions were used in a Monte Carlo simulation valuation model: volatility – variable term structure — 40.6% to 74.8%, risk-free interest rate – variable term structure based on spot rate curve of U.S. treasury securities, expected term – 4.7 years to 5.6 years, median vesting period – 1.9 years to 3.8 years.
     The Company estimates the fair value of awards of restricted shares and nonvested shares, as defined in SFAS 123(R), as being equal to the market value of the common stock on the date of the award. Also, under SFAS 123(R), companies must classify their share-based payments as either liability-classified awards or as equity-classified awards. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. Equity-classified awards are measured at grant date fair value and are not subsequently remeasured. In general, the Company has classified its share-based payments which are settled in Company common stock as equity-classified awards. The Company has classified its share-based payments that are settled in cash as liability-classified awards. Compensation costs related to equity-classified awards are generally equal to the fair value of the award at grant-date amortized over the vesting period of the award. The liability for liability-classified awards is generally equal to the fair value of the award as of the balance sheet date times the percentage vested at the time. The change in the liability amount from one balance sheet date to another is charged (or credited) to compensation cost.

     (3) New Accounting Standards
     In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109. This Interpretation prescribes a “more-likely-than-not” recognition threshold that must be met before a tax benefit can be recognized in the financial statements. The Interpretation also offers guidelines to determine how much of a tax benefit to recognize in the financial statements. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing and evaluating the impact this Interpretation will have on its financial statements.
Note B – Discontinued Operations
     On October 30, 2001, the Company consummated the sale of its Logistics Management Services business to Platinum Equity, a firm specializing in acquiring and operating technology organizations and technology-enabled service companies worldwide. The transaction yielded initial gross sale proceeds, as adjusted, of approximately $9.5 million with up to an additional $3.0 million payable in the form of a revenue-based royalty over four years. During the first quarter of 2006, the Company recognized a gain on the sale of discontinued operations of approximately $0.3 million related to the receipt of the final portion of the revenue-based royalty from the sale. During the three and nine months ended September 30, 2005, the Company recognized gains of $0.3 million and $0.5 million, respectively, related to the receipts of portions of the revenue-based royalty from the sale.
     During the fourth quarter of 2005, the Company classified its Channel Revenue and Airline businesses, and the Accounts Payable Service business units in South Africa and Japan, as discontinued operations. The Company’s Consolidated Financial Statements have been reclassified to reflect the results of these businesses as discontinued operations for all periods presented. The carrying values of the assets and liabilities relating to these business units are considered insignificant for all periods presented. The South Africa and Japan Accounts Payable Services business units were closed during 2005.
     On January 11, 2006, the Company consummated the sale of its Channel Revenue business. The Channel Revenue business was sold for $0.4 million in cash to Outsource Recovery, Inc. Outsource Recovery also undertook to pay the Company an amount equal to 12% of gross revenues received by Outsource Recovery during each of the calendar years 2006, 2007, 2008 and 2009 with respect to the Channel Revenue business. The Company recognized a first quarter 2006 gain on disposal of approximately $0.3 million.
     On July 17, 2006, the Company completed the sale of its Airline business to a former employee. During the nine-month period ended September 30, 2006, the Company recognized a loss of $0.4 million relating to the sale of the Airline business unit.
     Earnings (loss) from discontinued operations for the three-month and nine-month periods ended September 30, 2006 and 2005 as reported in the accompanying Condensed Consolidated Statements of Operations includes the gains and losses related to the sales of discontinued business units as well as operating income or loss related to the operations of these discontinued units. The net tax effect on earnings (loss) from discontinued operations is not significant.
     The following table summarizes earnings and losses from discontinued operations for the three and nine-month periods ended September 30, 2006 and 2005 (in millions):

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2006	2005	2006	2005
Operating income (loss) from discontinued operations	$(0.2)	$(1.4)	$(1.1)	$(1.7)
Gain (loss) on disposal of discontinued operations	(0.0)	0.3	0.2	0.5

Earnings (loss) from discontinued operations	$(0.2)	$(1.1)	$(0.9)	$(1.2)

Note C – Stock Compensation Plans
     The Company has three stock compensation plans: (1) the Stock Incentive Plan, (2) the HSA Acquisition Stock Option Plan, and (3) the 2006 Management Incentive Plan. The Company also had an employee stock purchase plan which was terminated effective December 31, 2005.
     The Company’s Stock Incentive Plan, as amended, authorizes the grant of options or other stock based awards, with respect to up to 1,237,500 shares of the Company’s common stock to key employees, directors, consultants and advisors. The majority of options granted through September 30, 2006 had 5 to 7 year terms and vested and became fully exercisable on a ratable basis over three to five years of continued employment or service.
     The Company’s HSA Acquisition Stock Option Plan, as amended, authorized the grant of options to purchase 108,385 shares of the Company’s common stock to certain key employees and advisors who were participants in the 1999 Howard Schultz & Associates International Stock Option Plan. The options had 5-year terms and vested upon and became fully exercisable upon issuance. No additional options can be issued under this plan.
     Effective May 15, 1997, the Company established an employee stock purchase plan (the “Plan”) pursuant to Section 423 of the Internal Revenue Code of 1986, as amended. The Plan covered 262,500 shares of the Company’s common stock, which could be authorized unissued shares, or shares reacquired through private purchase or purchases on the open market. Under the Plan, employees could contribute up to 10% of their compensation towards the semiannual purchase of stock. The employee’s purchase price was 85 percent of the fair market price on the first business day of the purchase period. The Company was not required to recognize compensation expense related to this Plan. Effective December 31, 2005, the Company terminated the Plan.
     During 2005, in connection with his joining the Company as its President and Chief Executive Officer, the Company made an inducement option grant outside of its stock compensation plans to Mr. James B. McCurry. Mr. McCurry’s options were granted in two tranches, the first of which, representing the right to purchase 50,000 shares, vested in December 2005. The second tranche was subject to specific performance criteria and became exercisable in three tiers of 50,000 shares each, as follows: Tier 1 would have become exercisable at any time after July 29, 2006, if the closing market price per share of the Company’s common stock was $45.00 or higher for 45 consecutive trading days after July 29, 2006. Tier 2 would have become exercisable at any time after July 29, 2007, if the closing market price per share of the Company’s common stock was $65.00 or higher for 45 consecutive trading days after July 29, 2007. Tier 3 would have become exercisable at any time after July 29, 2008, if the closing market price per share of the Company’s common stock was $80.00 or higher for 45 consecutive trading days after July 29, 2008. These options were to expire on July 29, 2012 and had an exercise price of $31.60 per share, the closing price of the common stock on NASDAQ on July 29, 2005 the date of the option grant. On September 29, 2006, Mr. McCurry voluntarily surrendered for cancellation his option to purchase all shares under the grant, thus causing an acceleration of the related compensation costs under SFAS No. 123(R). During the three-month and nine-month periods ended September 30, 2006, the Company recognized compensation expense of $2.0 million and $2.6 million, respectively, related to Mr. McCurry’s inducement option grant. Had Mr. McCurry not voluntarily surrendered his option grant, the related compensation expense for the three and nine months ended September 30, 2006 would have been $1.7 million less.
     During 2005, the Company made an option grant to Mr. David A. Cole, a Director of the Company. Mr. Cole received a non-qualified option to purchase 45,000 shares of the common stock of the Company at an exercise price of $31.60 per share, the closing price of the Company’s common stock on NASDAQ on July 29, 2005 the date of the option grant. Mr. Cole’s options were granted in two tranches, the first of which, representing the right to purchase 15,000 shares, vested in December 2005.The second tranche, representing the balance of the option is performance-vesting and will be exercisable as follows: (a) Tier 1, representing the right to purchase 10,000 shares, will become exercisable at any time after June 30, 2006 (the “2006 Vesting Date”), if the Company attains a specified target common stock trading price of $45.00 per share or higher for 45 consecutive trading days after the 2006 Vesting Date; (b) Tier 2, representing the right to purchase an additional 10,000 shares, will become exercisable at any time after the 2006 Vesting Date, if the Company attains a specified target common stock trading price of $65.00 per share or higher for 45 consecutive trading days after the 2006 Vesting Date; and (c) Tier 3, representing the right to purchase an additional 10,000 shares, will become exercisable at any time after the earlier of the 2007 annual meeting of shareholders and June 30, 2007 (the “2007 Vesting Date”), if the Company attains a specified target common stock trading price of $80.00 or higher for 45 consecutive trading days after the 2007 Vesting Date. Unless sooner terminated, the option will expire on July 29, 2012. During the three-month and nine-month periods ended September 30, 2006, the Company recognized compensation expense of $0.1 million and $0.2 million, respectively, related to Mr. Cole’s 2005 option grant.
     During 2005, the Company also made an inducement option grant outside of its stock compensation plans to Mr. Peter Limeri, the Company’s Chief Financial Officer. Mr. Limeri received an option to purchase 50,000 shares of the common stock of the Company at an exercise price of $2.80 per share, the closing price of the Company’s common stock on NASDAQ on November 11, 2005 the date of the option grant. Mr. Limeri’s options were granted in two tranches, the first of which, pertaining to 12,500 shares vests over four years. The second tranche is subject to specific performance criteria and becomes exercisable in three tiers of 12,500 shares each upon the attainment of the same performance criteria as Mr. McCurry’s inducement option grant. The total estimated fair value of Mr. Limeri’s inducement option grant was $0.1 million which is being recognized as compensation expense over a three year period.
     On December 15, 2005, the Company’s Compensation Committee of the Board of Directors authorized the immediate vesting of all outstanding unvested time-vesting options that had option prices that were out of the money as of such date (the “underwater” stock options). This action accelerated the vesting of 263,762 options as of November 30, 2005. The accelerated options had option prices that ranged from $31.60 per share to $172.50 per share and a weighted average option price per share of $49.70. The Compensation Committee’s decision to accelerate the vesting of these “underwater” stock options was made primarily to avoid recognizing compensation expense associated with these stock options in future financial statements upon the Company’s adoption of SFAS No. 123(R). Management estimates that compensation expense will be approximately $2.4 million, $1.2 million and $0.5 million lower in 2006, 2007 and 2008, respectively, than if the vesting had not been accelerated.
     On September 21, 2006, non-qualified stock options were granted to each of the six non-employee Directors of the Company pursuant to the Company’s Stock Incentive Plan. Each Director received an option to purchase 29,000 shares of Company common stock at an exercise price of $6.29 per share, the grant date closing price of the Company’s common stock on NASDAQ. The options vest and become exercisable as follows: one-third on March 30, 2007, one-third on March 30, 2008, and one-third on March 30, 2009. The options expire on September 21, 2013. The Company recognized compensation expense of $0.1 million during the three-month and nine-month periods ended September 30, 2006 related to these Director options.
     The following table summarizes information about stock options outstanding at September 30, 2006:

	Number	Weighted-	Weighted-	Aggregate
	of Shares	Average	Average	Intrinsic
	Subject	Remaining	Exercise	Value
	to Options	Life	Price	(in thousands)
Exercisable	336,944	2.02 years	$86.23	$—
Non-vested	254,000	6.67 years	$8.59	$150

Total	590,944	4.02 years	$52.86	$150

     The weighted-average grant date fair value of nonvested options outstanding as of September 30, 2006 was $4.35 per share. No options were exercised during the nine-month period ended September 30, 2006.
     Nonvested stock awards representing 24,000 shares in the aggregate of the Company’s common stock were granted to six of the Company’s officers in February 2005 and 2,500 shares were granted to a senior management employee in March 2005. The total 26,500 nonvested shares granted were subject to service-based cliff vesting. The restricted awards vest three years following the date of the grant, subject to early vesting upon occurrence of certain events including a change of control, death, disability or involuntary termination of employment without cause. The restricted awards will be forfeited if the recipient voluntarily terminates his or her employment with the Company (or a subsidiary, affiliate or successor thereof) prior to vesting. The shares are generally nontransferable until vesting. During the vesting period, the award recipients will be entitled to receive dividends with respect to the nonvested shares and to vote the shares. As of September 30, 2006, former employees had cumulatively forfeited

24,000 nonvested common shares. Over the remaining life of the remaining 2,500 nonvested common shares, the Company will recognize $0.1 million in compensation expense before any future forfeitures, if any.
     At the annual meeting of shareholders held on August 11, 2006, the shareholders of the Company approved a proposal granting authorization to issue up to 2.1 million shares of the Company’s common stock under the Company’s 2006 Management Incentive Plan (“2006 MIP”). On September 29, 2006, an aggregate of 682,301 Performance Units were awarded under the 2006 MIP to the seven executive officers of the Company. At Performance Unit settlement dates (which vary), participants are paid in common stock and in cash. Participants will receive a number of shares of Company common stock equal to 60% of the number of Performance Units being paid out, plus a cash payment equal to 40% of the fair market value of that number of shares of common stock equal to the number of Performance Units being paid out. The awards were 50% vested at the award date and the remainder of the awards vest ratably over approximately the next eighteen months with the awards to be fully vested on March 17, 2008. The awards contain certain anti-dilution and change of control provisions. Also, the number of Performance Units awarded is automatically adjusted on a pro-rata basis upon the conversion into common stock of any of the Company’s senior convertible notes or Series A preferred stock. All Performance Units must be settled before April 30, 2016. The Company recognized compensation expense of $2.0 million during the three-month and nine-month periods ended September 30, 2006 related to these 2006 MIP Performance Unit awards.
     During the three-month and nine-month periods ended September 30, 2006, stock-based compensation charges aggregated $4.1 million and $4.8 million, respectively. Such charges are included in selling, general and administrative expenses in the accompanying Condensed Consolidated Statements of Operations (Unaudited). As of September 30, 2006, there was $3.1 million of unrecognized stock-based compensation expense related to stock options and Performance Unit awards which is expected to be recognized over a weighted average period of 1.76 years.
Note D - Operating Segments and Related Information
     The Company has two reportable operating segments, Accounts Payable Services and Meridian VAT Reclaim (“Meridian”).
     Accounts Payable Services
     The Accounts Payable Services segment consists of services that entail the review of client accounts payable disbursements to identify and recover overpayments. This operating segment includes accounts payable services provided to retailers and wholesale distributors (the Company’s historical client base) and accounts payable services provided to various other types of business entities. The Accounts Payable Services segment conducts business in North America, Latin America, Europe, Australia and Asia.
     Meridian VAT Reclaim
     Meridian is based in Ireland and specializes in the recovery of value-added taxes (“VAT”) paid on business expenses for corporate clients located throughout the world. Acting as an agent on behalf of its clients, Meridian submits claims for refunds of VAT paid on business expenses incurred primarily in European Union countries. Meridian provides a fully outsourced service dealing with all aspects of the VAT reclaim process, from the provision of audit and invoice retrieval services to the preparation and submission of VAT claims and the subsequent collection of refunds from the relevant VAT authorities.
     Corporate Support
     In addition to the segments noted above, the Company includes the unallocated portion of corporate selling, general and administrative expenses not specifically attributable to Accounts Payable Services or Meridian in the category referred to as corporate support.
     The Company evaluates the performance of its operating segments based upon revenues and operating income. The Company does not have any inter-segment revenues. Segment information for the three and nine months ended September 30, 2006 and 2005 is as follows (in thousands):

	Accounts
	Payable		Corporate
	Services	Meridian	Support	Total
Three Months Ended September 30, 2006
Revenues	$54,830	$9,903	$—	$64,733
Operating income (loss)	9,248	1,310	(8,707)	1,851

Three Months Ended September 30, 2005
Revenues	$56,675	$9,740	$—	$66,415
Operating income (loss)	(2,712)	1,065	(15,291)	(16,938)

Nine Months Ended September 30, 2006
Revenues	$165,686	$29,893	$—	$195,579
Operating income (loss)	23,197	3,645	(20,264)	6,578

Nine Months Ended September 30, 2005
Revenues	$187,367	$32,357	$—	$219,724
Operating income (loss)	7,985	6,982	(38,025)	(23,058)
Note E – Comprehensive Income
     The Company applies the provisions of SFAS No. 130, Reporting Comprehensive Income. This Statement establishes items that are required to be recognized under accounting standards as components of comprehensive income. SFAS No. 130 requires, among other things, that an enterprise report a total for comprehensive income in condensed financial statements of interim periods issued to shareholders. For the three-month periods ended September 30, 2006 and 2005, the Company’s consolidated comprehensive loss was $(4.3 million) and $(20.1 million), respectively. For the nine-month periods ended September 30, 2006 and 2005, the Company’s consolidated comprehensive income (loss) was $(17.5 million) and $(31.4 million), respectively. The difference between consolidated comprehensive income (loss), as disclosed here, and traditionally determined consolidated net earnings (loss), as set forth on the accompanying Condensed Consolidated Statements of Operations (Unaudited), results from foreign currency translation adjustments.
Note F - Cash Equivalents
     Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash investments with high credit quality financial institutions. At times, investments on deposit with such institutions may be in excess of the Federal Deposit Insurance Corporation insurance limit.
     At September 30, 2006 and December 31, 2005, the Company had cash and cash equivalents of $18.8 million and $11.8 million, respectively, of which cash equivalents represent approximately $2.1 million and $1.7 million, respectively. The Company did not have any cash equivalents at U.S. banks at September 30, 2006 or December 31, 2005. At September 30, 2006 and December 31, 2005, certain of the Company’s international subsidiaries held $2.1 million and $1.7 million, respectively, in temporary investments, the majority of which were at banks in Latin America and the United Kingdom.
Note G - Financial Restructuring
     Exchange of Convertible Notes
     On March 17, 2006, the Company completed an exchange offer (the “Exchange Offer”) for its $125 million of 4.75% Convertible Subordinated Notes due 2006 (the “Convertible Subordinated Notes”). As a result of the Exchange Offer, substantially all of the outstanding convertible notes were exchanged for (a) $51.5 million in principal amount of 11.0% Senior Notes Due 2011, (b) $59.6 million in principal amount of 10.0% Senior Convertible Notes Due 2011, and (c) 124,094 shares, or $14.9 million liquidation preference, of 9.0% Senior Series A Convertible Participating Preferred Stock.

     The material terms of these new securities include:
•	The new senior notes bear interest at 11%, payable semiannually in cash, and are callable at 104% of face in year 1, 102% in year 2, and at par in years 3 through 5.

•	The new senior convertible notes bear interest at 10%, payable semiannually in cash or in kind, at the option of the Company. The new senior convertible notes are convertible at the option of the holders into common stock at a rate of approximately 153.8 shares per $1,000 principal amount.

•	The new Series A preferred stock has a 9% cumulative dividend; unpaid dividends increase the stock’s liquidation preference and redemption value. The new Series A preferred stock is convertible at the option of the holders into shares of common stock at the rate of $2.8405 of liquidation preference per share of common stock. As of September 30, 2006, 10,113 shares of Series A preferred stock had been converted into 427,262 shares of common stock.

•	The Series A preferred stock votes with the Company’s common stock on most matters required to be submitted to a vote of the common shareholders. The Company has the right to redeem the new senior convertible notes at par at any time after repayment of the new senior notes, subject to certain conditions. The Company also has the right to redeem the new Series A preferred stock at the stated liquidation preference at any time after repayment of the new senior notes and the new senior convertible notes.

•	Both the new senior notes and the new senior convertible notes will mature on the fifth anniversary of issuance. The new Series A preferred stock must be redeemed on the fifth anniversary of issuance.
     The aggregate fair value of the new instruments issued exceeded the book value of the exchanged Convertible Subordinated Notes by approximately $10 million. Such amount was recognized as a loss on financial restructuring in the first quarter of 2006. Approximately 99.6% of the aggregate $125 million outstanding Convertible Subordinated Notes were committed to be tendered for exchange. However, approximately 99.3% were actually tendered and accepted by the Company. As a result of fewer Convertible Subordinated Notes being tendered than had been committed, the Company reduced its loss on financial restructuring by $0.1 million during the third quarter of 2006. The Company will be required to pay off the remaining $0.9 million of Convertible Subordinated Notes in November 2006. The Company incurred $1.3 million of costs related to the issuance of the new preferred stock. Such amount was charged to additional paid-in capital in the first quarter of 2006. The Company incurred costs of $5.1 million in connection with the issuance of the new senior notes and senior convertible notes. Such amount has been capitalized and will be amortized over the term of the notes.
     The excess of the fair value of the preferred stock over its stated liquidation (redemption) value was credited to additional paid-in capital. The excess of the principal balance of the new senior notes over their fair value was recorded as a note discount and will be amortized on the interest method over the term of the notes. The excess of the fair value of the new senior convertible notes over their principal balance was recorded as a note premium and will be amortized on the interest method over the term of the notes.

     New Senior Indebtedness
     On December 23, 2005, the Company entered into a Credit Agreement, Security Agreement and Pledge Agreement (the “Bridge Loan”) with Petrus Securities L.P. and Parkcentral Global Hub Limited (collectively, the “Petrus Entities”) and Blum Strategic Partners II GmbH & Co. K.G. and Blum Strategic Partners II, L.P. (collectively, the “Blum Entities”). These agreements evidence a term loan to PRG-Schultz USA Inc., a wholly owned subsidiary of the Company (the “Borrower”), in an aggregate principal amount of $10 million. This loan was repaid upon closing of the new senior credit facility on March 17, 2006.
     As a part of its financial restructuring, the Company entered into a new senior secured credit facility with Ableco LLC (“Ableco”) and The CIT/Group/Business Credit, Inc., a portion of which was syndicated to the Company’s prior bridge financing lenders, the Petrus Entities and the Blum Entities. The new credit facility includes (1) a $25.0 million term loan, and (2) a revolving credit facility that provides for revolving loan borrowings of up to $20 million. No borrowings are currently outstanding under the revolving credit facility.
     The Borrower is the primary user under the new senior secured credit facility, and the Company and each of its other existing and subsequent acquired or organized direct and indirect domestic wholly-owned subsidiaries have guaranteed the new facility. The Company’s, the Borrower’s and all of the Company’s other subsidiaries’ obligations under the new senior secured credit facility are secured by liens on substantially all of its assets (including the stock of the Company’s domestic subsidiaries and two-thirds of the stock of certain of the Company’s foreign subsidiaries).
     The new senior secured credit facility will expire on March 17, 2010. The term loan under the new senior secured credit facility will amortize with quarterly payments beginning on April 1, 2007 of $250,000 per quarter for the second year of the facility, and $500,000 per quarter for the third and fourth years of the facility, with the balance due at maturity on March 17, 2010.
     The term loan under the new senior secured credit facility may be repaid at the Company’s option at any time; provided, that any such pre-payment in the first year shall be subject to a prepayment penalty of 3.0% of the principal amount pre-paid, and pre-payments in the second year shall be subject to a pre-payment penalty of 2.0% of the principal amount pre-paid. The term loan may be pre-paid at any time following the second anniversary of the closing date without penalty. The new senior secured credit facility also provides for certain mandatory repayments, including a portion of the Company’s consolidated excess cash flow (which is based on EBITDA, as defined in the credit agreement), sales of assets and sales of certain debt and equity securities, in each case subject to certain exceptions and reinvestment rights.
     The Company’s ability to borrow under the revolving credit portion of the new senior secured credit facility is limited to a borrowing base of a percentage of its eligible domestic receivables, subject to adjustments. Through September 30, 2006, the Company had not borrowed any funds under the revolving credit facility.
     The interest on the term loan is based on a floating rate equal to the reserve adjusted London inter-bank offered rate, or LIBOR, plus 8.5% (or, at the Company’s option, a published prime lending rate plus 5.5%). The interest rate on outstanding revolving credit loans is based on LIBOR plus 3.75% (or, at the Company’s option, a published prime lending rate plus 1.0%). The Company will also pay an unused commitment fee on the revolving credit facility of 0.5%. The new senior secured credit facility also required the payment of commitment fees, closing fees and additional expense reimbursements of approximately $1.1 million at closing.
     The new senior secured credit facility contains customary representations and warranties, covenants and conditions to borrowing. The new senior secured credit facility also contains a number of financial maintenance and restrictive covenants that are customary for a facility of this type, including without limitation (and subject to certain exceptions and qualifications): maximum capital expenditures (to be measured annually); maximum total debt to EBITDA (to be measured quarterly); minimum EBITDA (to be measured quarterly); minimum fixed charge coverage ratio (to be measured quarterly); provision of financial statements and other customary reporting; notices of litigation, defaults and un-matured defaults with respect to material agreements; compliance with laws, permits and licenses; inspection of properties, books and records; maintenance of insurance; limitations with respect to liens and encumbrances, dividends and retirement of capital stock, guarantees, sale and lease back transactions, consolidations and mergers, investments, capital expenditures, loans and advances, and indebtedness; compliance with pension, environmental and other laws, operating and capitalized leases, and limitations on transactions with affiliates and prepayment of other indebtedness.
     The new senior secured credit facility contains customary events of default, including non-payment of principal, interest or fees, inaccuracy of representations or warranties in any material respect, failure to comply with covenants, cross-default to certain other indebtedness, loss of lien perfection or priority, material judgments, bankruptcy events and change of ownership or control.
     The Company incurred $2.6 million of costs in connection with entering into the new senior secured credit facility. Such amount has been capitalized and will be amortized over the term of the indebtedness.
Note H - Commitments and Contingencies
     Legal Proceedings
     Beginning on June 6, 2000, three putative class action lawsuits were filed against the Company and certain of its present and former officers in the United States District Court for the Northern District of Georgia, Atlanta Division. These cases were subsequently consolidated into one proceeding styled: In re Profit Recovery Group International, Inc. Sec. Litig., Civil Action File No. 1:00-CV-1416-CC (the “Securities Class Action Litigation”). On February 8, 2005, the Company entered into a Stipulation of Settlement of the Securities Class Action Litigation. On February 10, 2005, the United States District Court for the Northern District of Georgia, Atlanta Division preliminarily approved the terms of the Settlement. On May 26, 2005, the Court approved the Stipulation of Settlement (“Settlement”) entered into by the Company with the Plaintiff’s counsel, on behalf of all putative class members, pursuant to which it agreed to settle the consolidated class action for $6.75 million, which payment was made by the insurance carrier for the Company.
     On April 1, 2003, Fleming Companies, one of the Company’s larger U.S. Accounts Payable Services clients at that time, filed for Chapter 11 Bankruptcy Reorganization. During the quarter ended March 31, 2003, the Company received $5.5 million in payments on account from this client. On January 24, 2005, the Company received a demand for preference payments due from the trust representing the client. The demand stated that the trust’s calculation of the Company’s preferential payments was approximately $2.9 million. The Company disputed the claim.
     On March 30, 2005, the Company was sued by the Fleming Post-Confirmation Trust (“PCT”) in a bankruptcy proceeding of the Fleming Companies in the U.S. Bankruptcy Court for the District of Delaware to recover approximately $5.5 million of alleged preferential payments. The PCT’s claims were subsequently amended to add a claim for alleged fraudulent transfers representing approximately $2.0 million in commissions paid to the Company with respect to claims deducted from vendors that the client subsequently re-credited to the vendors. The Company believes that it has valid defenses to the PCT’s claims in the proceeding. In December 2005, the PCT offered to settle the case for $2 million. The Company countered with an offer to waive its bankruptcy claim and to pay the PCT $250,000. The PCT rejected the Company’s settlement offer and the parties have agreed to enter into settlement mediation.
     In the normal course of business, the Company is involved in and subject to other claims, contractual disputes and other uncertainties. Management, after reviewing with legal counsel all of these actions and proceedings, believes that the aggregate losses, if any, will not have a material adverse effect on the Company’s financial position or results of operations.
     Indemnification and Consideration Concerning Certain Future Asset Impairment Assessments
     The Company’s Meridian unit and an unrelated German concern named Deutscher Kraftverkehr Euro Service GmbH & Co. KG (“DKV”) are each a 50% owner of a joint venture named Transporters VAT Reclaim Limited (“TVR”). Since neither owner, acting alone, has majority control over TVR, Meridian accounts for its ownership using the equity method of accounting. DKV provides European truck drivers with a credit card that facilitates their fuel purchases. DKV distinguishes itself from its competitors, in part, by providing its customers with an immediate advance refund of the value-added taxes (“VAT”) they pay on their fuel purchases. DKV then recovers the VAT from the taxing authorities through the TVR joint venture. Meridian processes the VAT refund on behalf of TVR for which it receives a percentage fee. In April 2000, TVR entered into a financing facility with Barclays Bank plc (“Barclays”), whereby it sold the VAT refund claims to Barclays with full recourse. Effective August 2003, Barclays exercised its contractual rights and unilaterally imposed significantly stricter terms for the facility, including markedly higher costs and a series of stipulated cumulative reductions to the facility’s aggregate capacity. TVR repaid all amounts owing to Barclays during March 2004 and terminated the facility during June 2004. As a result of changes to the facility occurring during the second half of 2003, Meridian began experiencing a reduction in the processing fee revenues it derives from TVR as DKV previously transferred certain TVR clients to another VAT service provider. As of December 31, 2004, the transfer of all DKV customer contracts from TVR to another VAT service provider was completed. TVR will continue to process existing claims and collect receivables and pay these to Meridian and DKV in the manner agreed between the parties.
     Meridian agreed with DKV to commence an orderly and managed closeout of the TVR business. Therefore, Meridian’s future revenues from TVR for processing TVR’s VAT refunds, and the associated profits therefrom, ceased in October 2004. (Meridian’s revenues from TVR were $0.5 million and $2.3 million for the years ended December 31, 2004 and 2003, respectively.) As TVR goes about the orderly wind-down of its business in future periods, it will be receiving VAT refunds from countries, and a portion of such refunds will be paid to Meridian in liquidation of its investment in TVR. If there is a marked deterioration in TVR’s future financial condition from its inability to collect refunds from countries, Meridian may be unable to recover some or all of its long-term investment in TVR, which totaled $2.1 million at September 30, 2006 exchange rates and $1.9 million at December 31, 2005 exchange rates. This investment is included in Other Assets on the Company’s accompanying Consolidated Balance Sheets.
     Bank Guarantee
     In July 2003, Meridian entered into a deposit guarantee (the “Guarantee”) with Credit Commercial de France (“CCF”) in the amount of 4.5 million Euros ($5.7 million at September 30, 2006 exchange rates). The Guarantee served as assurance to VAT authorities in France that Meridian will properly and expeditiously remit all French VAT refunds it receives in its capacity as intermediary and custodian to the appropriate client recipients. The Guarantee was secured by amounts on deposit with CCF equal to the amount of the Guarantee. On November 30, 2004, the Guarantee was replaced with a 3.5 million Euro letter of credit. In May 2005, the Guarantee was reduced to 2.5 million Euros and on September 30, 2005 the standby letter of credit was replaced with a 2.5 million Euro ($3.2 million at September 30, 2006 exchange rates) cash deposit with CCF.
     Industrial Development Authority Grants
     During the period of May 1993 through September 1999, Meridian received grants from the Industrial Development Authority of Ireland (“IDA”) in the sum of 1.4 million Euros ($1.8 million at September 30, 2006 exchange rates). The grants were paid primarily to stimulate the creation of 145 permanent jobs in Ireland. As a condition of the grants, if the number of permanently employed Meridian staff in Ireland falls below 145, then the grants are repayable in full. This contingency expires on September 23, 2007. Meridian currently employs 206 permanent employees in Dublin, Ireland. The European Union (“EU”) has currently proposed legislation that will remove the need for suppliers to charge VAT on the supply of services to clients within the EU. The effective date of the proposed legislation is currently unknown. Management estimates that the proposed legislation, if enacted as currently drafted, would eventually have a material adverse impact on Meridian’s results of operations from its value-added tax business. If Meridian’s results of operations were to decline as a result of the enactment of the proposed legislation, it is possible that the number of permanent employees that Meridian employs in Ireland could fall below 145 prior to September 2007. Should such an event occur, the full amount of the grants previously received by Meridian will need to be repaid to IDA. However, management currently estimates that any impact on employment levels related to a possible change in the EU legislation will not be realized until after September 2007, if ever. As any potential liability related to these grants is not currently determinable, the Company’s accompanying Consolidated Statements of Operations do not include any expense related to this matter. Management is monitoring this situation and if it appears probable that Meridian’s permanent staff in Ireland will fall below 145 and that grants will need to be repaid to IDA, Meridian will be required to recognize an expense at that time. This expense could be material to Meridian’s results of operations.
     Retirement Obligations

     The July 31, 2005 retirements of the Company’s former Chairman, President and CEO, John M. Cook, and the Company’s former Vice Chairman, John M. Toma, resulted in an obligation to pay retirement benefits of $7.6 million (present value basis) to be paid in monthly cash installments principally over a three-year period, beginning February 1, 2006. Charges of $3.9 million, $1.4 million and $2.3 million had been accrued in 2005, 2004 and 2003 and prior years, respectively, related to these retirement obligations.
     The March 16, 2006 amended severance agreements with Messrs. Cook and Toma call for total cash payments of $7.0 million. The cash payments to Mr. Cook began with a payment of $275,621 in April 2006 and will continue at $91,874 per month for 57 months. The cash payments to Mr. Toma began with a payment of $93,894 in April 2006 and will continue at $31,298 per month for 45 months. Additionally, under the amended separation agreements, beginning on or about February 1, 2007, the Company will reimburse Mr. Cook and Mr. Toma, until each reaches the age of 80, for the cost of health insurance for them and their respective spouses, provided that the reimbursement shall not exceed $25,000 per year (subject to CPI adjustment) for Mr. Cook and $20,000 per year (subject to CPI adjustment) for Mr. Toma. Finally, in April 2006, the Company reimbursed $150,000 to CT Investments, LLC, to defray the fees and expenses of the legal counsel and financial advisors to Messrs. Cook and Toma in connection with the negotiation of amendments to their respective severance agreements. The Company’s entering into the amendments to the severance agreements with Messrs. Cook and Toma was a condition precedent to the closing of the Company’s Exchange Offer and the closing on its replacement credit facility, both of which took place on March 17, 2006.
     Operational Restructuring Obligations
     On August 19, 2005, the Company announced that it had taken the initial step in implementing an expense restructuring plan, necessitated by the Company’s declining revenue trend over the previous three years. Revenues for the years 2002, 2003, 2004 and 2005 were $439.7 million, $367.4 million, $350.6 million and $292.2 million, respectively. With revenues decreasing in 2003, 2004 and 2005, the Company’s selling, general and administrative expenses had increased as a percentage of revenue in each period (33.6%, 35.5% and 38.1%, respectively). The expense restructuring plan encompasses exit activities, including reducing the number of clients served, reducing the number of countries in which the Company operates, and terminating employees.
     On September 30, 2005, the Company’s Board of Directors approved the completed restructuring plan and authorized implementation of the plan. Almost all of the savings have come in the area of selling, general and administrative expenses and only a small percentage of the Company’s auditor staff were directly impacted by the reductions. The Company expects that the implementation of the operational restructuring plan will result in severance related and other charges of approximately $14.6 million. As of December 31, 2005, the Company had recorded an $11.6 million charge related to the restructuring, $10.0 million of which was for severance pay and benefits costs and $1.6 million of which related to early termination of operating leases. Accordingly, pursuant to SFAS No. 112, Employers’ Accounting for Postemployment Benefits, and SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, the Company recorded expense for severance pay and benefits of $10.0 million in the year ended December 31, 2005. As of December 31, 2005 the Company had paid out approximately $2.8 million of severance and as of September 30, 2006 a total of $9.2 million of severance had been paid. The Company anticipates that the majority of the remaining severance payments will be paid out during the remainder of 2006. The $14.6 million estimate for the restructuring plan includes $3.0 million of operating lease exit costs that the Company expects to incur. As of December 31, 2005, the Company had accrued $1.2 million of early termination costs in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The Company also recorded leasehold improvement impairment charges of $0.4 million related to these leases in 2005. The Company did not record any new restructuring charges for either early termination costs or impairment charges during the nine months ended September 30, 2006. The Company continues to evaluate which, if any, additional operating leases to exit as part of the restructuring plan.

     The following table summarizes activity associated with the workforce reductions and other operational restructuring liabilities (in thousands) as of September 30, 2006:

	Accounts		Corporate
	Payable	Meridian	Support	Total
Balance as of December 31, 2005	$2,567	$383	$5,266	$8,216
Accruals – 1st quarter 2006	(123)	—	531	408
Cash payments – 1st quarter 2006	(825)	(38)	(2,215)	(3,078)

Balance as of March 31, 2006	1,619	345	3,582	5,546
Accruals – 2nd quarter 2006	1,580	—	—	1,580
Cash payments – 2nd quarter 2006	(563)	—	(1,089)	(1,652)

Balance as of June 30, 2006	2,636	345	2,493	5,474
Accruals – 3rd quarter 2006	153	—	—	153
Cash payments – 3rd quarter 2006	(1,220)	—	(1,210)	(2,430)

Balance as of September 30, 2006	$1,569	$345	$1,283	$3,197

     Income Taxes
     The Company has substantial historical net operating losses, credit carryforwards and certain built-in losses for U.S. Federal Income Tax purposes. The Company has completed an analysis and has determined that an ownership change as defined in Section 382 of the Internal Revenue Code occurred coincident with the exchange offering. As a result, the limitations imposed by Section 382 of the Internal Revenue Code will significantly restrict the Company’s ability to fully utilize its U.S. tax losses and certain other tax benefits to offset future taxable income.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
     Introduction
     The Company’s revenues are based on specific contracts with its clients. Such contracts generally specify: (a) time periods covered by the audit; (b) nature and extent of audit services to be provided by the Company; (c) the client’s duties in assisting and cooperating with the Company; and (d) fees payable to the Company, generally expressed as a specified percentage of the amounts recovered by the client resulting from liability overpayment claims identified.
     In addition to contractual provisions, most clients also establish specific procedural guidelines that the Company must follow prior to submitting claims for client approval. These guidelines are unique to each client and impose specific requirements on the Company, such as adherence to vendor interaction protocols, provision of advance written notification to vendors of forthcoming claims, securing written claim validity concurrence from designated client personnel and, in limited cases, securing written claim validity concurrence from the involved vendors. Approved claims are processed by clients and are generally realized by a cash payment or by a reduction to the vendor’s accounts payable balance.
     The Company generally recognizes revenue on the accrual basis except with respect to its Meridian VAT refunds business (“Meridian”) and certain international Accounts Payable Services units where revenue is recognized on the cash basis in accordance with guidance issued by the Securities and Exchange Commission in Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. Revenue is generally recognized for a contractually specified percentage of amounts recovered when it has been determined that the client has received economic value (generally through credits taken against existing accounts payable due to the involved vendors or refund checks received from those vendors), and when the following criteria are met: (a) persuasive evidence of an existing contractual arrangement between the Company and the client exists; (b) services have been rendered; (c) the fee billed to the client is fixed or determinable; and (d) collectability is reasonably assured. In certain limited circumstances, the Company will invoice a client prior to meeting all four of these criteria. In those instances, revenue is deferred until all of the criteria are met. Historically, there has been a certain amount of revenue that, even though meeting the requirements of the Company’s revenue recognition policy, relates to underlying claims ultimately rejected by the Company’s clients’ vendors. In that case, the Company’s clients may request a refund of such amount. The Company records such refunds as a reduction of revenue.
     The contingent fee based VAT Reclaim division of the Company’s Meridian business, along with certain other international Accounts Payable Services units, recognize revenue on the cash basis in accordance with guidance issued by the Securities and Exchange Commission in Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. Based on the guidance in SAB No. 104, Meridian defers recognition of contingent fee revenues to the accounting period in which cash is both received from the foreign governmental agencies reimbursing the value-added tax (“VAT”) claims and transferred to Meridian’s clients.
     The Company derives an insignificant amount of revenues on a “fee-for-service” basis where revenue is based upon a flat fee, or fee per hour, or fee per unit of usage. The Company recognizes revenue for these types of services as they are provided and invoiced and when the revenue recognition criteria described above in clauses (a) through (d) have been satisfied.
     On March 29, 2005, the Company announced that the Centers for Medicare & Medicaid Services (“CMS”), the federal agency that administers the Medicare program, awarded the Company a contract to provide recovery audit services for the State of California’s Medicare spending. The three-year contract was effective on March 28, 2005. To fully address the range of payment recovery opportunities, the Company has sub-contracted with Concentra Preferred Systems, the nation’s largest provider of specialized cost containment services for the healthcare industry, which will add its clinical experience to the Company’s expertise in recovery audit services.
     The contract was awarded as part of a demonstration program by CMS to recover overpayments through the use of recovery auditing. The Company began to incur capital expenditures and employee compensation costs related to this contract in 2005. Such capital expenditures and employee compensation costs will continue to be incurred during 2006 as the Company continues to build this business. Management remains optimistic that the audit of

Medicare payments in California will make an important contribution to future earnings; however, the Company has only limited ability to influence the timing of the processing of identified claims by third party claims processors, and the Company’s revenues from its Medicare audit efforts may vary significantly from period to period.
     Operational Restructuring
     On August 19, 2005, the Company announced that it had taken the initial step in implementing an expense restructuring plan, necessitated by the Company’s declining revenue trend over the previous three years. Revenues for the years 2002, 2003, 2004 and 2005 were $439.7 million, $367.4 million, $350.6 million and $292.2 million, respectively. With revenues decreasing in 2003, 2004 and 2005, the Company’s selling, general and administrative expenses had increased as a percentage of revenue in each period (33.6%, 35.5% and 38.1%, respectively). The expense restructuring plan encompasses exit activities, including reducing the number of clients served, reducing the number of countries in which the Company operates, and terminating employees.
     On September 30, 2005, the Company’s Board of Directors approved the completed restructuring plan and authorized implementation of the plan. Almost all of the savings have come in the area of selling, general and administrative expenses and only a small percentage of the Company’s auditor staff were directly impacted by the reductions. The Company expects that the implementation of the operational restructuring plan will result in severance related and other charges of approximately $14.6 million. As of December 31, 2005, the Company had recorded an $11.6 million charge related to the restructuring, $10.0 million of which was for severance pay and benefits costs and $1.6 million of which related to early termination of operating leases. Accordingly, pursuant to SFAS No. 112, Employers’ Accounting for Postemployment Benefits, and SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, the Company recorded expense for severance pay and benefits of $10.0 million in the year ended December 31, 2005. As of December 31, 2005 the Company had paid out approximately $2.8 million of severance and as of September 30, 2006 a total of $9.2 million of severance had been paid. The Company anticipates that the majority of the remaining severance payments will be paid out during the remainder of 2006. The $14.6 million estimate for the restructuring plan includes $3.0 million of operating lease exit costs that the Company expects to incur. As of December 31, 2005, the Company had accrued $1.2 million of early termination costs in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The Company also recorded leasehold improvement impairment charges of $0.4 million related to these leases in 2005. The Company did not record any new restructuring charges for either early termination costs or impairment charges during the nine months ended September 30, 2006. The Company continues to evaluate which, if any, additional operating leases to exit as part of the restructuring plan.

     Reverse Stock Split
     As discussed in Part II, Item 4 of this Form 10-Q, at the annual meeting of shareholders held on August 11, 2006, the shareholders of the Company approved a proposal granting authorization to effect a reverse stock split of the Company’s common stock at a ratio of one-for-ten. The one-for-ten reverse stock split became effective on August 14, 2006. All common stock and per share data for all periods presented in this quarterly report on Form 10-Q have been restated to give effect to the reverse stock split. In connection with the reverse stock split, the number of shares subject to outstanding options and the option exercise prices were automatically proportionately adjusted in accordance with the terms of the grants.
     Stock Compensation Plan
     During 2005, in connection with his joining the Company as its President and Chief Executive Officer, the Company made an inducement option grant outside of its stock compensation plans to Mr. James B. McCurry. Mr. McCurry’s options were granted in two tranches, the first of which, representing the right to purchase 50,000 shares, vested in December 2005. The second tranche was subject to specific performance criteria and became exercisable in three tiers of 50,000 shares each, as follows: Tier 1 would have become exercisable at any time after July 29, 2006, if the closing market price per share of the Company’s common stock was $45.00 or higher for 45 consecutive trading days after July 29, 2006. Tier 2 would have become exercisable at any time after July 29, 2007, if the closing market price per share of the Company’s common stock was $65.00 or higher for 45 consecutive trading days after July 29, 2007. Tier 3 would have become exercisable at any time after July 29, 2008, if the closing market price per share of the Company’s common stock was $80.00 or higher for 45 consecutive trading days after July 29, 2008. These options were to expire on July 29, 2012 and had an exercise price of $31.60 per share, the closing price of the common stock on NASDAQ on July 29, 2005 the date of the option grant. On September 29, 2006, Mr. McCurry voluntarily surrendered for cancellation his option to purchase all shares under the grant, thus causing an acceleration of the related compensation costs under SFAS No. 123(R). During the three-month and nine-month periods ended September 30, 2006, the Company recognized compensation expense of $2.0 million and $2.6 million, respectively, related to Mr. McCurry’s inducement option grant. Had Mr. McCurry not voluntarily surrendered his option grant, the related compensation expense for the three and nine months ended September 30, 2006 would have been $1.7 million less.
     On September 21, 2006, nonqualified stock options were granted to each of the six non-employee Directors of the Company. Each Director received an option to purchase 29,000 shares of Company common stock at an exercise price of $6.29 per share, the grant date closing price of the Company’s common stock on NASDAQ. The options vest and become exercisable as follows: one-third on March 30, 2007, one-third on March 30, 2008, and one-third on March 30, 2009. The options expire on September 21, 2013. The Company recognized compensation expense of $0.1 million during the three-month and nine-month periods ended September 30, 2006 related to these Director options.
     The following table summarizes information about stock options outstanding at September 30, 2006:

	Number	Weighted-	Weighted-	Aggregate
	of Shares	Average	Average	Intrinsic
	Subject	Remaining	Exercise	Value
	to Options	Life	Price	(in thousands)
Exercisable	336,944	2.02 years	$86.23	$—
Non-vested	254,000	6.67 years	$8.59	$150

Total	590,944	4.02 years	$52.86	$150

The weighted-average grant date fair value of nonvested options outstanding as of September 30, 2006 was $4.35 per share. No options were exercised during the nine-month period ended September 30, 2006.
     At the annual meeting of shareholders held on August 11, 2006, the shareholders of the Company approved a proposal granting authorization to issue up to 2.1 million shares of the Company’s common stock under the Company’s 2006 Management Incentive Plan (“2006 MIP”). On September 29, 2006, an aggregate of 682,301 Performance Units were awarded under the 2006 MIP to the seven executive officers of the Company. At Performance Unit settlement dates (which vary), participants are paid in common stock and in cash. Participants will receive a number of shares of Company common stock equal to 60% of the number of Performance Units being paid out, plus a cash payment equal to 40% of the fair market value of that number of shares of common stock equal to the number of Performance Units being paid out. The awards were 50% vested at the award date and the remainder of the awards vest ratably over approximately the next eighteen months with the awards to be fully vested on March 17, 2008. The awards contain certain anti-dilution and change of control provisions. Also, the number of Performance Units awarded is automatically adjusted on a pro-rata basis upon the conversion into common stock of any of the Company’s senior convertible notes or Series A preferred stock. All Performance Units must be settled before April 30, 2016. The Company recognized compensation expense of $2.0 million during the three-month and nine-month periods ended September 30, 2006 related to these 2006 MIP Performance Unit awards.
     During the three-month and nine-month periods ended September 30, 2006, stock-based compensation charges aggregated $4.1 million and $4.8 million, respectively. Such charges are included in selling, general and administrative expenses in the accompanying Condensed Consolidated Statements of Operations (Unaudited). As of September 30, 2006, there was $3.1 million of unrecognized stock-based compensation expense related to stock options and Performance Unit awards which is expected to be recognized over a weighted average period of 1.76 years.
     Critical Accounting Policies
     Except as set forth below with respect to SFAS 123(R), the Company’s significant accounting policies have been fully described in Note 1 of Notes to Consolidated Financial Statements of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005. Certain of these accounting policies are considered “critical” to the portrayal of the Company’s financial position and results of operations, as they require the application of significant judgment by management; as a result, they are subject to an inherent degree of uncertainty. These “critical” accounting policies are identified and discussed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. On an ongoing basis, management evaluates its estimates and judgments, including those considered “critical.” The development, selection and evaluation of accounting estimates, including those deemed “critical,” and the associated disclosures in this Form 10-Q have been discussed with the Audit Committee of the Board of Directors.
     In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). This pronouncement amended SFAS No. 123, “Accounting for Stock-Based Compensation,” and superseded Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(R) requires that companies account for awards of equity instruments issued to employees under the fair value method of accounting and recognize such amounts in their statements of operations. The Company adopted SFAS No. 123(R) on January 1, 2006, using the modified prospective method and, accordingly, has not restated the consolidated statements of operations for periods prior to January 1, 2006. Under SFAS No. 123(R), the Company is required to measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in its consolidated statements of operations over the service period that the awards are expected to vest. The Company recognizes compensation expense over the indicated vesting periods using the straight-line method.
     Prior to January 1, 2006, the Company accounted for stock-based compensation, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” under the intrinsic value method described in APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Under the intrinsic value method, no stock-based employee compensation cost is recorded when the exercise price is equal to, or higher than, the market value of the underlying common stock on the date of grant. In accordance with APB Opinion No. 25 guidance, no stock-based compensation expense was recognized for the nine month period ended September 30, 2005 except for compensation amounts relating to grants of shares of nonvested common stock.
     The fair value of all time-vested options is estimated as of the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The fair value of market condition options (also known as path-dependent options) are estimated using the Monte Carlo simulations as of their date of grant. Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, it is management’s opinion that existing models do not necessarily provide a reliable single measure of the fair value of the Company’s employee stock options.
     The Company estimates the fair value of awards of restricted shares and nonvested shares, as defined in SFAS 123(R), as being equal to the market value of the common stock on the date of the award. Also, under SFAS 123(R), companies must classify their share-based payments as either liability-classified awards or as equity-classified awards. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. Equity-classified awards are measured at grant date fair value and are not subsequently remeasured. In general, the Company has classified its share-based payments which are settled in Company common stock as equity-classified awards. The Company has classified its share-based payments that are settled in cash as liability-classified awards. Compensation costs related to equity-classified awards are generally equal to the fair value of the award at grant-date amortized over the vesting period of the award. The liability for liability-classified awards is generally equal to the fair value of the award as of the balance sheet date times the percentage vested at the time. The change in the liability amount from one balance sheet date to another is charged (or credited) to compensation cost.
     New Accounting Standards
     In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109. This Interpretation prescribes a “more-likely-than-not” recognition threshold that must be met before a tax benefit can be recognized in the financial statements. The Interpretation also offers guidelines to determine how much of a tax benefit to recognize in the financial statements. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing and evaluating the impact this Interpretation will have on its financial statements.
     Results of Operations
     The following table sets forth the percentage of revenues represented by certain items in the Company’s Condensed Consolidated Statements of Operations (Unaudited) for the periods indicated:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2006	2005	2006	2005
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of revenues	68.3	72.4	70.4	67.2

Gross margin	31.7	27.6	29.6	32.8

Selling, general and administrative expenses	28.6	41.2	25.1	39.7
Operational restructuring expenses	0.2	11.9	1.1	3.6

Operating income (loss)	2.9	(25.5)	3.4	(10.5)

Interest expense, net	(8.1)	(3.1)	(6.2)	(2.7)
Gain (loss) on financial restructuring	0.1	—	(5.1)	—

Loss from continuing operations before income taxes and discontinued operations	(5.1)	(28.6)	(7.9)	(13.2)
Income taxes	1.1	1.1	0.9	0.8

Loss from continuing operations before discontinued operations	(6.2)	(29.7)	(8.8)	(14.0)
Earnings (loss) from discontinued operations	(0.3)	(1.6)	(0.5)	(0.5)

Net loss	(6.5)%	(31.3)%	(9.3)%	(14.5)%

     The Company has two reportable operating segments, the Accounts Payable Services segment and Meridian VAT Reclaim.
Three and Nine Months Ended September 30, 2006 Compared to the Corresponding Periods of the Prior Year
     Accounts Payable Services
     Revenues. Accounts Payable Services revenues for the three months and nine months ended September 30, 2006 and 2005 were as follows (in millions):

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2006	2005	2006	2005
Domestic Accounts Payable Services revenues:
Retail	$29.2	$30.5	$91.9	$101.7
Commercial	3.3	3.8	10.9	13.3

	32.5	34.3	102.8	115.0
International Accounts Payable Services revenues	22.3	22.4	62.8	72.4

Total Accounts Payable Services revenues	$54.8	$56.7	$165.6	$187.4

     For the three and nine months ended September 30, 2006 compared to the three and nine months ended September 30, 2005, the Company experienced a decline in total Accounts Payable Services revenues of 3.4% and 11.6%, respectively. The decline in revenues is consistent with what the Company has been experiencing over the past several years and was primarily attributable to fewer claims being processed as a result of improved client processes. Revenues from both domestic and international operations decreased as the Company’s clients developed and strengthened their own internal audit capabilities as a substitute for the Company’s services. Further, the Company’s clients made fewer transaction errors as a result of the training and methodologies provided by the Company as part of the Company’s accounts payable recovery process. These trends are expected to continue for the foreseeable future, and as a result, revenues from the Accounts Payable Services segment are expected to continue to decline for the foreseeable future.
     Revenues from the Company’s domestic commercial Accounts Payable Services clients declined during the three and nine months ended September 30, 2006 as compared to the same periods in 2005. The Company believes the market for providing disbursement audit services (which typically entail acquisition from the client of limited purchase data and an audit focus on a select few recovery categories) to commercial entities in the United States is declining with fewer audit starts and lower fee rates due to increasing pricing pressures. In response to the decline in performance for the commercial business, the Company continues to intentionally reduce the number of commercial clients serviced based on profitability, and this trend is expected to continue. As a result of the foregoing, revenues from domestic commercial Accounts Payable Services are expected to continue to decline for the foreseeable future.
     Cost of Revenues (“COR”). COR consists principally of commissions paid or payable to the Company’s auditors based primarily upon the level of overpayment recoveries, and compensation paid to various types of hourly workers and salaried operational managers. Also included in COR are other direct costs incurred by these personnel, including rental of non-headquarters offices, travel and entertainment, telephone, utilities, maintenance and supplies and clerical assistance. A significant portion of the components comprising COR for the Company’s domestic Accounts Payable Services operations are variable and will increase or decrease with increases and decreases in revenues. The COR support bases for domestic retail and domestic commercial operations are not separately distinguishable and are not evaluated by management individually. The Company’s international Accounts Payable Services also have a portion of their COR, although less than domestic Accounts Payable Services, that will vary with revenues. The lower variability is due to the predominant use of salaried auditor compensation plans in most emerging-market countries.
     Accounts Payable Services COR for the three months and nine months ended September 30, 2006 and 2005 were as follows (in millions):

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2006	2005	2006	2005
Domestic Accounts Payable Services COR	$20.6	$24.9	$66.2	$75.3
International Accounts Payable Services COR	16.0	16.6	48.2	52.2

Total Accounts Payable Services COR	$36.6	$41.5	$114.4	$127.5

     The dollar decrease in COR for the Accounts Payable Services was primarily due to lower revenues during the three and nine months ended September 30, 2006 when compared to the same periods of the prior year. On a percentage basis, COR as a percentage of revenues from the Accounts Payable Services segment decreased to 66.8% for the three months ended September 30, 2006, down from 73.2% in 2005. COR as a percentage of revenues increased to 69.1% for the nine months ended September 30, 2006 up from 68.0% for the same period of the prior year. The percentage variance is primarily related to the fixed versus variable expense components within this category.
     Selling, General, and Administrative Expenses (“SG&A”). SG&A expenses include the expenses of sales and marketing activities, information technology services and the corporate data center, human resources, legal, accounting, administration, currency translation, headquarters-related depreciation of property and equipment and amortization of intangibles with finite lives. The SG&A support bases for domestic retail and domestic commercial operations are not separately distinguishable and are not evaluated by management individually.
     Accounts Payable Services SG&A for the three and nine months ended September 30, 2006 and 2005 were as follows (in millions):

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2006	2005	2006	2005
Domestic Accounts Payable Services	$6.4	$8.0	$18.6	$25.6
International Accounts Payable Services	2.4	7.1	8.0	23.1

Total Accounts Payable Services SG&A	$8.8	$15.1	$26.6	$48.7

     On a dollar basis, for the three and nine months ended September 30, 2006, SG&A expenses decreased by $6.3 million or 41.7% and $22.1 million or 45.4%, respectively, for the Company’s Accounts Payable Services operations, when compared to the same periods of 2005. This reduction is primarily related to the Company’s 2005 operational restructuring plan. When compared on a percentage of revenue basis, SG&A for the three months ended September 30, 2006 was 16.1% down from 26.6% for the same period in 2005. SG&A as a percentage of revenue for the nine months ended September 30, 2006 was 16.1% down from 26.0% for the same period in 2005.
     Meridian
     Meridian’s operating income for the three and nine months ended September 30, 2006 and 2005 was as follows (in millions):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Revenues	$9.9	$9.7	$29.9	$32.3
Cost of revenues	7.6	6.6	23.3	20.2
Selling, general and administrative expenses	1.0	1.7	2.9	4.7
Operational restructuring expense	—	0.4	—	0.4

Operating income	$1.3	$1.0	$3.7	$7.0

     Revenues. Meridian recognizes revenue in its contingent fee based VAT reclaim operations on the cash basis in accordance with SAB No. 104. Based on the guidance in SAB No. 104, Meridian defers recognition of revenues to the accounting period in which cash is both received from the foreign governmental agencies reimbursing VAT claims and transferred to Meridian’s clients. Since Meridian has minimal influence over when the foreign governmental agencies make their respective VAT reimbursement payments, Meridian’s revenues can vary markedly from period to period.
     Revenue generated by Meridian increased by $0.2 million for the three months ended September 30, 2006 when compared to the same period in 2005. Fee income on VAT refunds decreased by $0.5 million for the three months ended September 30, 2006 when compared to the same period in 2005 due to the timing of refunds from local VAT authorities. However, the decrease in fee income was partially offset by an increase in revenue as a result of a $0.4 million benefit from exchange rate impact related to the strengthening of the Euro, Meridian’s functional currency, relative to the U.S. dollar. Meridian is in the process of developing a number of new business services such as fee for service basis, accounts payable and employee expense processing for third parties, tax return processing for governmental departments, and Local Agent Services Division (“LASD”) opportunities. The revenues from these services totaled $1.2 million for the quarter ended September 30, 2006 as compared to $0.8 million for the quarter ended September 30, 2005. Revenue from such new business services is expected to continue to increase for the remainder of the year.
     COR. COR for Meridian consists principally of compensation paid to various types of hourly workers and salaried operational managers. Also included in COR are other direct costs incurred by these personnel, including rental of offices, travel and entertainment, telephone, utilities, maintenance and supplies and clerical assistance. COR for the Company’s Meridian operations are largely fixed and, for the most part, will not vary significantly with changes in revenue.
     Meridian’s COR for the three and nine months ended September 30, 2006 compared to the same periods of the prior year, on a dollar basis, increased primarily due to an increased headcount in the Dublin processing center, increases in commissions paid to joint venture partners, and consulting and IT costs related to Meridian’s new business services.
     SG&A. Meridian’s SG&A expenses include the expenses of marketing activities, administration, professional services, property rentals and currency translation. Due to the relatively fixed nature of Meridian’s SG&A expenses, these expenses as a percentage of revenues can vary markedly period to period based on fluctuations in revenues.
     On a dollar basis, the decrease in Meridian’s SG&A for the three and nine months ended September 30, 2006 compared to 2005 was primarily related to lower expenses for professional fees related to the new business development in 2006 as compared to 2005.
     Corporate Support
     SG&A. Corporate Support SG&A expenses include the expenses of sales and marketing activities, information technology services associated with the corporate data center, human resources, legal, accounting, administration, currency translation, headquarters-related depreciation of property and equipment and amortization of intangibles with finite lives. Corporate Support represents the unallocated portion of corporate SG&A expenses not specifically attributable to Accounts Payable Services or Meridian and totaled as follows for the three and nine months ended September 30, 2006 and 2005 (in millions):

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2006	2005	2006	2005
Selling, general and administrative expenses	$8.7	$10.6	$19.6	$33.8

     On a dollar basis, Corporate Support SG&A expenses for the three and nine months ended September 30, 2006, decreased by $1.9 million or 17.9% and $14.2 million or 42.0%, respectively, for the Corporate Support operations, when compared to the same periods in 2005. These amounts include stock-based compensation expense for the three and nine months in 2006 of $4.1 million and $4.8 million, respectively, compared to $0.1 million and $0.3 million in 2005. This reduction in Corporate Support SG&A expenses is primarily related to the implementation of the Company’s 2005 operational restructuring plan. When compared on a percentage basis to consolidated revenue, for the three months ended September 30, 2006 Corporate Support SG&A was 13.4% compared to 16.0% for the three months ended September 30, 2005. Corporate support SG&A as a percentage of consolidated revenue for the nine months ended September 30, 2006 was 10.0% compared to 15.4% for the same period of 2005.
     Restructuring Expense
     As discussed above under the heading “Operational Restructuring,” we are continuing to implement a restructuring plan approved by the Company’s Board of Directors in September 2005. In connection therewith, the restructuring expense for the three and nine months ended September 30, 2006 and 2005 was as follows (in millions):

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2006	2005	2006	2005
Restructuring expense	$0.2	$7.9	$2.1	$7.9
     Discontinued Operations
     On October 30, 2001, the Company consummated the sale of its Logistics Management Services business to Platinum Equity, a firm specializing in acquiring and operating technology organizations and technology-enabled service companies worldwide. The transaction yielded initial gross sale proceeds, as adjusted, of approximately $9.5 million with up to an additional $3.0 million payable in the form of a revenue-based royalty over four years. During the first quarter of 2006, the Company recognized a gain on the sale of discontinued operations of approximately $0.3 million related to the receipt of the final portion of the revenue-based royalty from the sale. During the three and nine months ended September 30, 2005, the Company recognized gains of $0.3 million and $0.5 million, respectively, related to the receipts of portions of the revenue-based royalty from the sale.
     During the fourth quarter of 2005, the Company classified its Channel Revenue and Airline businesses, and the Accounts Payable Service business units in South Africa and Japan, as discontinued operations. The Company’s Consolidated Financial Statements have been reclassified to reflect the results of these businesses as discontinued operations for all periods presented. The carrying values of the assets and liabilities relating to these business units are considered insignificant for all periods presented. The South Africa and Japan Accounts Payable Services business units were closed during 2005.
     On January 11, 2006, the Company consummated the sale of the Channel Revenue business. The Channel Revenue business was sold for $0.4 million in cash to Outsource Recovery, Inc. Outsource Recovery also undertook to pay the Company an amount equal to 12% of gross revenues received by Outsource Recovery during each of the calendar years 2006, 2007, 2008 and 2009 with respect to the Channel Revenue business. The Company recognized a first quarter 2006 gain on disposal of approximately $0.3 million.
     On July 17, 2006, the Company completed the sale of its Airline business to a former employee. During the nine-month period ended September 30, 2006, the Company recognized a loss of $0.4 million relating to the sale of the Airline business unit.

     Earnings (loss) from discontinued operations for the three-month and nine-month periods ended September 30, 2006 and 2005 as reported in the accompanying Condensed Consolidated Statements of Operations includes the gains and losses related to the sales of discontinued business units as well as operating income or loss related to the operations of these discontinued units. The net tax effect on earnings (loss) from discontinued operations is not significant.
     Other Items
     Debt Issuance Cost. In connection with the Company’s completed financial restructuring and related transactions, the Company incurred professional fees and other transaction costs of approximately $7.7 million which has been capitalized and will be amortized over the term of the new indebtedness.
     Interest Expense. Net interest expense was $5.3 million and $2.1 million for the three months ended September 30, 2006 and 2005, respectively. Interest expense was $12.1 million and $6.0 million for the nine months ended September 30, 2006 and 2005, respectively. The Company’s interest expense for the periods ended through March 31, 2006 was primarily comprised of interest expense and amortization of the discount related to the Company’s convertible notes due November 2006 and interest on borrowings outstanding under the prior senior bank credit facility. Interest expense for the period from March 31, 2006 through September 30, 2006 was primarily comprised of interest expense and amortization related to the new senior notes, senior convertible notes, and term loan; all of which were originated on March 17, 2006. Interest expense for the three and nine months ended September 30, 2006 also includes $0.7 million and $0.9 million, respectively, related to the excess of fair value over face value of the senior convertible notes which were issued on September 15, 2006 as “paid-in-kind” interest payments on the existing senior convertible notes.
     Net interest expense increased significantly as a result of the Company’s recently completed financial restructuring. The exchange of substantially all of the Convertible Subordinated Notes due November 2006 for the new senior convertible notes and new senior notes resulted in additional annual interest expense of approximately $7.7 million. Such amount may change in future periods. The Company has the option to pay interest on the new senior convertible notes in cash or in kind. Payment in kind further increases the Company’s interest expense. As discussed below, in September 2006, the Company made interest payments in kind of $2.9 million on the senior convertible notes. The Company has also incurred additional interest expense under its new senior secured credit facility.
     Income Tax Expense (Benefit). The provisions for income taxes for the three months and nine months ended September 30, 2006 and 2005 consist of federal, state and foreign income taxes at the Company’s effective tax rate. For the three and nine months ended September 30, 2006 the Company’s tax expense was $0.7 million and $1.7 million, respectively, representing effective tax rates of negative 21.8% and negative 11.0%. For the three months and nine months ended September 30, 2005, tax expense was $0.7 million and $1.8 million, respectively, representing effective tax rates of negative 3.4% and negative 6.3%. The negative tax rates for all periods primarily result from the recognition of taxes on foreign taxable income combined with the non-recognition of tax benefits on domestic losses.
     The Company has substantial historical net operating losses, credit carryforwards and certain built-in losses for U.S. Federal Income Tax purposes. The Company has completed an analysis and has determined that an ownership change as defined in Section 382 of the Internal Revenue Code occurred coincident with the Exchange Offer. As a result, the limitations imposed by Section 382 of the Internal Revenue Code will significantly restrict the Company’s ability to fully utilize its U.S. tax losses and certain other tax benefits to offset future taxable income.
     Liquidity and Capital Resources
     Net cash provided by (used in) operating activities was $8.5 million for the nine months ended September 30, 2006, as compared to $(9.3 million) for the prior year period. The 2006 amount is net of $4.8 million of interest payments versus $3.4 million in 2005. Cash provided by operating activities during the nine months ended September 30, 2006 was primarily the result of the Company’s net loss being offset by non-cash charges, including those related to the financial restructuring and stock-based compensation expense, and the Company’s cost cutting initiatives.
     Net cash used in investing activities was $(0.9 million) for the first nine months of 2006 and $(5.1 million) in the first nine months of 2005. Cash used in investing activities during the first nine months of 2006 and 2005 were primarily related to capital purchases.
     Net cash provided by (used in) financing activities was $(0.8 million) in the first nine months of 2006 versus $13.2 million for the first nine months of 2005. 2006 noncash financing activities included the issuance of $2.9 million of “paid in kind” interest in September for the $59.6 million in principal amount of 10.0% Senior Convertible Notes due 2011. The net cash used in financing activities during the nine months ended September 30, 2006 related to the refinancing of the 4.75% Subordinated Convertible Notes and the payoff of the Bridge Loan. The net cash provided in the nine months ended September 30, 2005 related primarily to net borrowings on the Company’s revolving credit facility.
     Net cash provided by (used in) discontinued operations was $(0.5 million) and $(0.8 million) during the nine months ended September 30, 2006 and 2005, respectively. Net cash used in discontinued operations during the first nine months ended September 30, 2006 included a $0.4 million receipt of a payment related to the sale of the Channel Revenue business and a $0.3 million receipt of a payment related to a portion of the revenue-based royalty from the former Logistics Management Services segment that was sold in October 2001. Net cash used in discontinued operations during the first nine months of 2005 included a receipt of a $0.2 million payment related to a portion of the revenue-based royalty from the former Logistics Management Services segment that was sold in October 2001.
     As of September 30, 2006, the Company had cash and cash equivalents of $18.8 million, and no borrowings against the credit facility. At September 30, 2006, total debt included a $25.0 million variable rate term loan due 2010, $0.9 million of the 4.75% Subordinated Convertible Notes due 2006, $51.5 million in principal amount of 11.0% Senior Notes Due 2011, and $62.5 million in principal amount of 10.0% Senior Convertible Notes Due 2011. In addition, the Company had 113,981 shares of Series A Convertible Preferred Stock outstanding with an aggregate liquidation preference of $14.3 million that is due in 2011. As permitted under the terms of the Series A preferred stock, in September 2006, the Company elected to increase the liquidation preference of the Series A preferred stock in lieu of declaring a dividend on the Series A preferred stock which resulted in an increase in the liquidation preference of $0.6 million.
     Management believes that the Company will have sufficient borrowing capacity and cash generated from operations to fund its capital and operational needs for at least the next twelve months; however, current projections reflect that the Company’s core accounts payable business will continue to decline and the Company’s new senior secured credit facility requires the Company to comply with specific financial ratios and other performance covenants. Therefore, the Company must successfully implement management’s cost reduction plan and grow its other business lines in order to stabilize and increase revenues and improve profitability.
     Financial Restructuring
     On October 19, 2005 the Board of Directors of the Company formed a Special Restructuring Committee to oversee the efforts of the Company, with the assistance of its financial advisor, Rothschild Inc., to restructure the Company’s financial obligations, including its obligations under its convertible notes due November 2006, and to improve the Company’s liquidity. The Company successfully completed the financial restructuring on March 17, 2006.
     Pursuant to the financial restructuring, the Company exchanged:
•	$400 principal amount of its 11.0% Senior Notes Due 2011, plus an additional amount of principal equal to accrued and unpaid interest due on the existing notes held by the tendering holders;

•	$480 principal amount of its 10.0% Senior Convertible Notes Due 2011 convertible into new 10.0% Senior Series B Convertible Participating Preferred Stock and/or common stock; and

•	one share, $120 liquidation preference, of its 9.0% Senior Series A Convertible Participating Preferred Stock convertible into common stock;
for each $1,000 principal amount of outstanding 4.75% Convertible Subordinated Notes due November 2006 that was tendered.
     Approximately 99.6% of the aggregate $125 million outstanding convertible notes were committed to be tendered for exchange. Approximately 99.3% were actually tendered and accepted by the Company.
     The material terms of these new securities include:
•	The new senior notes bear interest at 11%, payable semiannually in cash, and are callable at 104% of face in year 1, 102% in year 2, and at par in years 3 through 5.

•	The new senior convertible notes bear interest at 10%, payable semiannually in cash or in kind, at the option of the Company. The new senior convertible notes are convertible at the option of the holders into common stock at a rate of approximately 153.8 shares per $1,000 principal amount.

•	The new Series A preferred stock has a 9% cumulative dividend; unpaid dividends increase the stock’s liquidation preference and redemption value. The new Series A preferred stock is convertible at the option of the holders into shares of common stock at the rate of $2.8405 of liquidation preference per share of common stock. As of September 30, 2006, 10,113 shares of Series A preferred stock had been converted into 427,262 shares of common stock.

•	The Series A preferred stock has the right to vote with the Company’s common stock on most matters required to be submitted to a vote of the common shareholders. The Company has the right to redeem the new senior convertible notes at par at any time after repayment of the new senior notes. The Company also has the right to redeem the new Series A preferred stock at the stated liquidation preference at any time after repayment of the new senior notes and the new senior convertible notes.

•	Both the new senior notes and the new senior convertible notes mature on the fifth anniversary of issuance. The new Series A preferred stock must be redeemed on the fifth anniversary of issuance.
     As a part of its financial restructuring, the Company also entered into a new senior secured credit facility with Ableco LLC (“Ableco”) and The CIT/Group/Business Credit, Inc., a portion of which is being syndicated to the Company’s prior bridge financing lenders, Petrus Securities L.P. and Parkcentral Global Hub Limited (collectively, the “Petrus Entities”) and Blum Strategic Partners II GmbH & Co. K.G. and Blum Strategic Partners II, L.P. (collectively, the “Blum Entities”). An affiliate of the Blum Entities was a member of the Ad Hoc Committee of holders of the Company’s convertible notes due November 2006, with the right to designate one member of the Company’s Board of Directors, and together with its affiliates, the Company’s largest shareholder. The new credit facility includes (1) a $25.0 million term loan, and (2) a revolving credit facility that provides for revolving loan borrowings of up to $20 million. No borrowings are currently outstanding under the revolving credit facility.
     PRG-Schultz USA, Inc., the Company’s direct wholly-owned subsidiary (the “borrower”), is the primary borrower under the new senior secured credit facility, and the Company and each of its other existing and subsequent acquired or organized direct and indirect domestic wholly-owned subsidiaries have guaranteed the new facility. The borrower’s and all of the Company’s other subsidiaries’ obligations under the new senior secured credit facility are secured by liens on substantially all of the Company’s assets (including the stock of our domestic subsidiaries and two-thirds of the stock of certain of our foreign subsidiaries).
     The new senior secured credit facility will expire on March 17, 2010. The term loan under the new senior secured credit facility will amortize with quarterly payments beginning on April 1, 2007 of $250,000 per quarter for the second year of the facility, and $500,000 per quarter for the third and fourth years of the facility, with the balance due at maturity on March 17, 2010.

     The term loan under the new senior secured credit facility may be repaid at the Company’s option at any time; provided, that any such pre-payment in the first year shall be subject to a prepayment penalty of 3.0% of the principal amount pre-paid, and pre-payments in the second year shall be subject to a pre-payment penalty of 2.0% of the principal amount pre-paid. The term loan may be pre-paid at any time following the second anniversary of the closing date without penalty. The new senior secured credit facility also provides for certain mandatory repayments, including a portion of our consolidated excess cash flow (which is based on EBITDA, as defined in the credit agreement), sales of assets and sales of certain debt and equity securities, in each case subject to certain exceptions and reinvestment rights.
     The Company’s ability to borrow revolving loans under the new senior secured credit facility is limited to a borrowing base of a percentage of the Company’s eligible domestic receivables, subject to adjustments. Based on this borrowing base calculation, the Company had approximately $20.0 million of availability under the revolving credit facility at September 30, 2006. Through September 30, 2006, the Company had not borrowed any funds under the revolving credit facility.
     The interest on the term loan is based on a floating rate equal to the reserve adjusted London inter-bank offered rate, or LIBOR, plus 8.5% (or, at the Company’s option, a published prime lending rate plus 5.5%). The interest rate on outstanding revolving credit loans is based on LIBOR plus 3.75% (or, at the Company’s option, a published prime lending rate plus 1.0%). The Company will also pay an unused commitment fee on its revolving credit facility of 0.5%. The new senior secured credit facility also required the payment of commitment fees, closing fees and additional expense reimbursements of approximately $1.1 million at closing.
     The new senior secured credit facility contains customary representations and warranties, covenants and conditions to borrowing. The new senior secured credit facility also contains a number of financial maintenance and restrictive covenants that are customary for a facility of this type, including without limitation (and subject to certain exceptions and qualifications): maximum capital expenditures (to be measured annually); maximum total debt to EBITDA (to be measured quarterly); minimum EBITDA (to be measured quarterly); minimum fixed charge coverage ratio (to be measured quarterly); provision of financial statements and other customary reporting; notices of litigation, defaults and un-matured defaults with respect to material agreements; compliance with laws, permits and licenses; inspection of properties, books and records; maintenance of insurance; limitations with respect to liens and encumbrances, dividends and retirement of capital stock, guarantees, sale and lease back transactions, consolidations and mergers, investments, capital expenditures, loans and advances, and indebtedness; compliance with pension, environmental and other laws, operating and capitalized leases, and limitations on transactions with affiliates and prepayment of other indebtedness.
     The new senior secured credit facility contains customary events of default, including non-payment of principal, interest or fees, inaccuracy of representations or warranties in any material respect, failure to comply with covenants, cross-default to certain other indebtedness, loss of lien perfection or priority, material judgments, bankruptcy events and change of ownership or control.
     Transaction Costs of Financial Restructuring, Including Exchange Offer
     In connection with the Company’s financial restructuring and Exchange Offer, the Company incurred a total of approximately $9.7 million of transaction costs, including legal and financial advisory fees. These costs include fees and costs of the Ad Hoc Committee of Noteholders paid by the Company, of which approximately $7.7 million was incurred in the first quarter of 2006.
     $10 Million Bridge Loan
     On December 23, 2005, the Company entered into a Credit Agreement, Security Agreement and Pledge Agreement with Petrus Securities L.P. and Parkcentral Global Hub Limited (collectively, the “Petrus Entities”) and Blum Strategic Partners II GmbH & Co. K.G. and Blum Strategic Partners II, L.P. (collectively, the “Blum Entities”). These agreements evidence a term loan to PRG-Schultz USA Inc., a wholly owned subsidiary of the Company, in an aggregate principal amount of $10 million. This loan was repaid upon closing of the new senior credit facility on March 17, 2006.

     New Senior Indebtedness
     The Company’s prior senior credit facility with Bank of America (the “Lender”) provided for revolving credit loans up to a maximum amount of $30.0 million, limited by the Company’s accounts receivable balances. The prior senior credit facility provided for the availability of Letters of Credit subject to a $10.0 million sub-limit. The prior senior credit facility was retired and replaced by a new senior credit facility on March 17, 2006, in connection with the closing of the Exchange Offer.
     As a part of its financial restructuring, the Company entered into a new senior secured credit facility with Ableco LLC (“Ableco”) and The CIT/Group/Business Credit, Inc., a portion of which is being syndicated to the Company’s prior bridge financing lenders, Petrus Securities L.P. and Parkcentral Global Hub Limited (collectively, the “Petrus Entities”) and Blum Strategic Partners II GmbH & Co. K.G. and Blum Strategic Partners II, L.P. (collectively, the “Blum Entities”). An affiliate of the Blum Entities was a member of the Ad Hoc Committee of holders of the Company’s convertible notes due November 2006, with the right to designate one member of the Company’s Board of Directors, and together with its affiliates, the Company’s largest shareholder. The new credit facility includes (1) a $25.0 million term loan, and (2) a revolving credit facility that provides for revolving loan borrowings of up to $20 million. No borrowings are currently outstanding under the revolving credit facility.
     The Company’s ability to borrow revolving loans under the new senior secured credit facility is limited to a borrowing base of a percentage of its eligible domestic receivables, subject to adjustments. Through September 30, 2006, the Company had not borrowed any funds under the revolving credit facility.
Off Balance Sheet Arrangements
     As of September 30, 2006, we did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.
     Executive Severance Payments
     The March 16, 2006 amended severance agreements with the Company’s former Chairman, President and CEO, John M. Cook, and the Company’s former Vice Chairman, John M. Toma, call for total cash payments of $7.0 million. The cash payments to Mr. Cook began with a payment of $275,621 in April 2006 and will continue at $91,874 per month for 57 months. The cash payments to Mr. Toma began with a payment of $93,894 in April 2006 and will continue at $31,298 per month for 45 months. Additionally, under the amended separation agreements, beginning on or about February 1, 2007, the Company will reimburse Mr. Cook and Mr. Toma, until each reaches the age of 80, for the cost of health insurance for them and their respective spouses, provided that the reimbursement shall not exceed $25,000 (subject to CPI adjustment) for Mr. Cook and $20,000 (subject to CPI adjustment) for Mr. Toma. Finally, in April 2006, the Company reimbursed $150,000 to CT Investments, LLC, to defray the fees and expenses of the legal counsel and financial advisors to Messrs. Cook and Toma in connection with the negotiation of amendments to their respective severance agreements. The Company’s entering into the amendments to the severance agreements with Messrs. Cook and Toma was a condition precedent to the closing of the Company’s exchange offer restructuring its bondholder debt and the closing on its replacement credit facility, both of which took place on March 17, 2006.
     French Taxation Services Settlement
     On December 14, 2001, the Company consummated the sale of its French Taxation Services business (“ALMA”), as well as certain notes payable due to the Company, to Chequers Capital, a Paris-based private equity firm. In conjunction with this sale, the Company provided the buyer with certain warranties. Effective December 30, 2004, the Company, Meridian and ALMA (the “Parties”) entered into a Settlement Agreement (the “Agreement”) pursuant to which the Company paid a total of 3.4 million Euros on January 3, 2005 ($4.7 million at January 3, 2005 exchange rates), to resolve the buyer’s warranty claims and a commission dispute with Meridian.
     Contingent Obligation to Repay Industrial Development Authority of Ireland Grant

     During the period of May 1993 through September 1999, Meridian received grants from the Industrial Development Authority of Ireland (“IDA”) in the sum of 1.4 million Euros ($1.6 million at September 30, 2005 exchange rates). The grants were paid primarily to stimulate the creation of 145 permanent jobs in Ireland. As a condition of the grants, if the number of permanently employed Meridian staff in Ireland falls below 145 prior to September 23, 2007, the date the contingency expires, then the grants are repayable in full. Meridian currently employs 206 permanent employees in Dublin, Ireland. The European Union (“EU”) has currently proposed legislation that will remove the need for suppliers to charge VAT on the supply of goods and services to clients within the EU. The effective date of the proposed legislation is currently unknown. Management estimates that the proposed legislation, if enacted as currently drafted, would eventually have a material adverse impact on Meridian’s results of operations from its value-added tax business. If Meridian’s results of operations were to decline as a result of the enactment of the proposed legislation, it is possible that the number of permanent employees that Meridian employs in Ireland could fall below 145 prior to September 2007. Should such an event occur, the full amount of the grants previously received by Meridian will need to be repaid to IDA. However, management currently estimates that any impact on employment levels related to a possible change in the EU legislation will not be realized until after September 2007, if ever.
     Principal and Interest Payments on Notes
     On November 26, 2006 the Company will be required to pay in full the remaining outstanding principal amount of its 4.75% Subordinated Convertible Notes. That amount is approximately $0.9 million. On March 15, 2007, the Company will be required to pay approximately $2.8 million in interest on its 11% Senior Notes.
Forward Looking Statements
This Form 10-Q contains forward-looking statements which look forward in time and involve substantial risks and uncertainties. These statements are based on our beliefs and assumptions, as well as information currently available to us. All statements that express expectations and projections with respect to future matters and cannot be assessed until the occurrence of a future event or events should be considered forward-looking. These statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are intended to be covered by the safe harbors created thereby. These statements can be identified by the use of forward-looking words such as “may,” “will,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate” and “continue” or similar words. Actual risks and uncertainties that may potentially impact these forward-looking statements include, without limitation, the following:
•	In four of the five annual periods ended December 31, 2005, we incurred significant losses and we did not generate enough cash from operations to finance our business.
•	Our current projections reflect that revenues from our core accounts payable recovery audit business will continue to decline.
•	We depend on our largest clients for significant revenues, so losing a major client could adversely affect our revenues.
•	Client and client vendor bankruptcies and financial difficulties could reduce our earnings.
•	Our strategic business initiatives may not be successful.
•	Our failure to retain the services of key members of management and highly skilled personnel could adversely impact our continued success.
•	We rely on international operations for significant revenues.
•	The market for providing disbursement audit services to commercial clients in the U.S. is rapidly declining.
•	We may not be able to continue to compete successfully with other businesses offering recovery audit services, including client internal recovery audit departments.
•	We have significant indebtedness and fixed obligations, and our operating cash flow may not be sufficient to satisfy these obligations.
•	Our senior credit facility contains financial performance requirements, and there can be no guarantee that we will be able to satisfy those requirements.
•	Proposed legislation by the European Union, if enacted as currently drafted, will have a materially adverse impact on Meridian’s operations.
•	Meridian’s revenue recognition policy causes its revenues to vary markedly from period to period.

•	We continue to incur expense in connection with the Medicare audit, and there is no guaranty that actual revenues will justify the required expenditures; further, even if the government deems the Medicare pilot program sufficiently successful to justify further ventures, there is no guaranty that we will be awarded future contracts.
•	Other risk factors detailed in the Company’s Securities and Exchange Commission filings, including the Company’s Form 10-K for the year ended December 31, 2005, as filed with the Securities and Exchange Commission on March 23, 2006.
     There may be events in the future, however, that the Company cannot accurately predict or over which the Company has no control. The risks and uncertainties listed in this section, as well as any cautionary language in this Form 10-Q, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of any of the events denoted above as risks and uncertainties and elsewhere in this Form 10-Q could have a material adverse effect on our business, financial condition and results of operations. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

Item 3. Quantitative and Qualitative Disclosures About Market Risk
     Foreign Currency Market Risk. Our functional currency is the U.S. dollar although we transact business in various foreign locations and currencies. As a result, our financial results could be significantly affected by factors such as changes in foreign currency exchange rates, or weak economic conditions in the foreign markets in which we provide services. Our operating results are exposed to changes in exchange rates between the U.S. dollar and the currencies of the other countries in which we operate. When the U.S. dollar strengthens against other currencies, the value of nonfunctional currency revenues decreases. When the U.S. dollar weakens, the functional currency amount of revenues increases. Overall, we are a net receiver of currencies other than the U.S. dollar and, as such, benefit from a weaker dollar. We are therefore adversely affected by a stronger dollar relative to major currencies worldwide.
     Interest Rate Risk. Our interest income and expense are most sensitive to changes in the general level of U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on our cash equivalents as well as interest paid on our debt. At September 30, 2006, we had a $25.0 million term loan outstanding which is variable-rate debt. The interest on the term loan is based on a floating rate equal to the reserve adjusted London inter-bank offered rate, or LIBOR, plus 8.5% (or, at our option, a published prime lending rate plus 5.5%). A hypothetical 100 basis point change in interest rates would result in an approximate $0.3 million change in annual interest expense. As of September 30, 2006, the Company had $15.0 million available for revolving loans under the new senior credit facility. No borrowings were outstanding under this revolving portion of the new credit facility at September 30, 2006. The interest rate on any outstanding balances on the revolving credit loan is based on LIBOR plus 3.75% (or, at our option, a published prime lending rate plus 1.0%). Although there were no borrowings outstanding under the revolving portion of the credit facility at September 30, 2006, assuming $15.0 million of borrowings, a hypothetical 100 basis point change in interest rates would result in an approximate $0.2 million change in annual interest expense.
     Derivative Instruments. As a multi-national company, the Company faces risks related to foreign currency fluctuations on its foreign-denominated cash flows, net earnings, new investments and large foreign currency denominated transactions. The Company uses derivative financial instruments from time to time to manage foreign currency risks. The use of financial instruments modifies the exposure of these risks with the intent to reduce the risk to the Company. The Company does not use financial instruments for trading purposes, nor does it use leveraged financial instruments. The Company did not have any such derivative financial instruments outstanding as of September 30, 2006 and December 31, 2005.

Item 4. Controls and Procedures
     The Company’s management conducted an evaluation, with the participation of its Chairman, President and Chief Executive Officer (CEO) and its Chief Financial Officer (CFO), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) as of the end of the period covered by this Quarterly Report on Form 10-Q. Based upon that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures were not effective in reporting, on a timely basis, information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act, because of unremediated material weaknesses in its internal control over financial reporting, as described in Item 9A of the Company’s Form 10-K for the year ended December 31, 2005.
     Management believes that during the quarter ended September 30, 2006 the Company made significant progress in remediating the material weaknesses reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005. Those reported weaknesses related to ineffective internal controls over revenue recognition and company level controls, including the expertise of the accounting and finance staff. Management will continue its remediation efforts and its evaluation of the effectiveness of its internal controls during the remainder of 2006. Other than as described above, there were no changes in internal control over financial reporting during the quarter ended September 30, 2006 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II. OTHER INFORMATION
Item 1. Legal Proceedings
     See “Legal Proceedings in Note H of Notes to Condensed Consolidated Financial Statements (Unaudited) included in Part I. Item 1. of this Form 10-Q which is incorporated herein by reference.
Item 1A. Risk Factors
     There have been no material changes in the risks facing the Company as described in the Company’s Form 10-K for the year ended December 31, 2005.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
     The Company’s senior credit facility entered into on March 17, 2006 prohibits the payment of any cash dividends on the Company’s capital stock.
Item 3. Defaults Upon Senior Securities
     None.
Item 4. Submission of Matters to a Vote of Security Holders
     At the annual meeting of shareholders held on August 11, 2006, the shareholders of the Company approved all of the proposals which had been recommended by the Board of Directors and included in the Company’s proxy statement which was mailed to shareholders on or about July 5, 2006. Note that the vote details below are based on the actual number of shares outstanding and eligible to vote as of the meeting date and have not been pro forma adjusted to give effect to the Company’s reverse stock split which was effected on August 14, 2006.
With respect to Proposal 1 (election of Class I directors):
98,854,245 votes, or 98.5% of the votes cast, in person or by proxy, by the common shares and Series A Preferred voting together as a group, were voted FOR the election of James B. McCurry as a Class I director, and 1,527,307 votes withheld authority.
98,840,725 votes, or 98.5% of the votes cast, in person or by proxy, by the common shares and Series A Preferred, voting together as a class, were voted FOR the election of Eugene I. Davis as a Class I director, and 1,540,827 votes withheld authority.
98,820,240 votes, or 98.4% of the votes cast, in person or by proxy, by the common shares and Series A Preferred voting together as a group, were voted FOR the election of Steven P. Rosenberg as a Class I director, and 1,561,312 votes withheld authority.
The Company’s directors serving in Class II and Class III did not stand for election at the annual meeting. The directors serving in Class II, Patrick G. Dills and N. Colin Lind will continue to serve until the 2007 annual meeting of shareholders and until their successors are elected and qualified. The directors serving in Class III, David A. Cole and Phillip J. Mazzilli, Jr. will continue to serve until the 2008 annual meeting of shareholders and until their successors are elected and qualified.
With respect to Proposal 2, as to the grant of authority to the Board of Directors to amend PRG-Schultz’s Articles of Incorporation in order to increase the number of shares of capital stock authorized for issuance, 50,466,006 common shares, or 78.6% of the outstanding shares of common stock, were voted FOR the Proposal, 3,960,180 common shares voted AGAINST the Proposal and 218,471 common shares ABSTAINED; and 96,202,899 votes, or 84.0% of the votes eligible to be cast by holders of common stock and Series A Preferred, voting together as a class, were cast FOR the Proposal, 3,960,180 votes were cast AGAINST the Proposal and 218,471 votes ABSTAINED.
With respect to Proposal 3, as to the grant of authority to the Board of Directors to amend PRG-Schultz’s Articles of Incorporation to effect a reverse stock split of PRG-Schultz’s common stock at a ratio of one-for-ten, 50,699,932 common shares, or 78.9% of the outstanding shares of common stock, were voted FOR the Proposal, 3,886,542 shares voted AGAINST the Proposal and 58,184 shares ABSTAINED; and 96,436,825 votes, or 84.2% of the votes eligible to be cast by holders of common stock and Series A Preferred, voting together as a class, were cast FOR the Proposal, 3,886,542 votes were cast AGAINST the Proposal and 58,184 votes ABSTAINED.
With respect to Proposal 4, as to the issuance of shares of common stock under the Company’s 2006 Management Incentive Plan up to a maximum amount of 21 million shares of common stock (pre-reverse stock split), 67,981,169 votes, or 93.8% of the votes cast by holders of common stock and Series A Preferred, voting together as a class, were cast FOR the Proposal, 3,906,496 votes were cast AGAINST the Proposal and 599,324 votes ABSTAINED.
With respect to Proposal 5, as to amending PRG-Schultz’s Articles of Incorporation in order to increase the number of shares of the Company’s 10% Senior Convertible Series B Preferred Stock authorized for issuance from 125,000 to 264,000, 43,319,348 votes, or 86.1% of the votes eligible to be cast by holders of Series A Preferred, were cast FOR the Proposal, 0 votes were cast AGAINST the Proposal and 0 votes ABSTAINED.
With respect to Proposal 6, as to amending PRG-Schultz’s Articles of Incorporation in order to revise the anti-dilution provisions of the Company’s 9% Senior Convertible Series A Preferred Stock, 43,319,348 votes, or 86.1% of the votes eligible to be cast by holders of Series A Preferred, were cast FOR the Proposal, 0 votes were cast AGAINST the Proposal and 0 votes ABSTAINED; and 68,929,423 votes, or 60.2% of the votes eligible to be cast by holders of common stock and Series A Preferred, voting together as a class, were cast FOR the Proposal, 2,970,594 votes were cast AGAINST the Proposal and 586,971 votes ABSTAINED.
With respect to Proposal 7, as to amending PRG-Schultz’s Articles of Incorporation in order to revise the anti-dilution provisions of the Series B Preferred, 43,319,348 votes, or 86.1% of the votes eligible to be cast by holders of Series A Preferred, were cast FOR the Proposal, 0 votes were cast AGAINST the Proposal and 0 votes ABSTAINED.
With respect to Proposal 8, as to amending PRG-Schultz’s Articles of Incorporation in order to revise the voting power provisions of the Series A Preferred, 43,319,348 votes, or 86.1% of the votes eligible to be cast by holders of Series A Preferred, were cast FOR the Proposal, 0 votes were cast AGAINST the Proposal and 0 votes ABSTAINED; and 68,624,509 votes, or 59.9% of the votes eligible to be cast by holders of common stock and Series A Preferred, voting together as a class, were cast FOR the Proposal, 3,037,508 votes were cast AGAINST the Proposal and 824,971 votes ABSTAINED.
And with respect to Proposal 9, as to amending PRG-Schultz’s Articles of Incorporation in order to revise the voting power provisions of the Series B Preferred, 43,319,348 votes, or 86.1% of the votes eligible to be cast by holders of Series A Preferred, were cast FOR the Proposal, 0 votes were cast AGAINST the Proposal and 0 votes ABSTAINED.
Abstentions indicated above include broker non-votes.
Item 5. Other Information
     None.

Item 6. Exhibits

Exhibit
Number	Description

3.1	PRG-Schultz International, Inc. Amended and Restated Articles of Incorporation, as amended through August 11, 2006 (restated solely for the purposes of filing with the Securities and Exchange Commission) (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 8-K filed on August 17, 2006).

3.2	Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Form 10-Q for the quarter ended September 30, 2005).

4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 10-K for the year ended December 31, 2001).

4.2	See Restated Articles of Incorporation and Bylaws of the Registrant, filed as Exhibits 3.1 and 3.2, respectively.

4.3	Shareholder Protection Rights Agreement, dated as of August 9, 2000, between the Registrant and Rights Agent, effective May 1, 2002 (incorporated by reference to Exhibit 4.3 to the Registrant’s Form 10-Q for the quarterly period ended June 30, 2002).

4.4	Indenture dated November 26, 2001 by and between Registrant and Sun Trust Bank (incorporated by reference to Exhibit 4.3 to Registrant’s Registration Statement No. 333-76018 on Form S-3 filed December 27, 2001).

4.5	First Amendment to Shareholder Protection Rights Agreement, dated as of March 12, 2002, between the Registrant and Rights Agent (incorporated by reference to Exhibit 4.3 to the Registrant’s Form 10-Q for the quarterly period ended September 30, 2002).

4.6	Second Amendment to Shareholder Protection Rights Agreement, dated as of August 16, 2002, between the Registrant and Rights Agent (incorporated by reference to Exhibit 4.3 to the Registrant’s Form 10-Q for the quarterly period ended September 30, 2002).

4.7	Third Amendment to Shareholder Protection Rights Agreement, dated as of November 7, 2006, between the Registrant and Rights Agent (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed on November 14, 2005).

4.8	Fourth Amendment to Shareholder Protection Rights Agreement, dated as of November 14, 2006, between the Registrant and Rights Agent (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed on November 30, 2005).

4.9	Fifth Amendment to Shareholder Protection Rights Agreement, dated as of March 9, 2006, between the Registrant and Rights Agent (incorporated by Reference to Exhibit 4.9 to the Registrant’s Report on Form 10-K for the year ended December 31, 2005).

4.10	Indenture dated as of March 17, 2006 governing 10% Senior Convertible Notes due 2011, with Form of Note appended (incorporated by reference to Exhibit 4.1 to the registrant’s Form 8-K filed on March 23, 2006).

4.11	Indenture dated as of March 17, 2006 governing 11% Senior Notes due 2011, with Form of Note appended (incorporated by reference to Exhibit 4.2 to the registrant’s Form 8-K filed on March 23, 2006).

Exhibit
Number	Description

10.1	Amended and Restated 2006 Management Incentive Plan

10.2	Form of Performance Unit Agreement under 2006 Amended and Restated Management Incentive Plan

10.3	Form of Non-Employee Director Stock Option Agreement (incorporated by reference to Exhibit 10.1 to the registrant’s Form 8-K filed on September 27, 2006).

10.4	Option Termination Agreement with James B. McCurry dated September 29, 2006 (incorporated by reference to Exhibit 10.1 to the registrant’s Form 8-K filed on October 5, 2006).

31.1	Certification of the Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a), for the quarter ended September 30, 2006.

31.2	Certification of the Chief Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a), for the quarter ended September 30, 2006.

32.1	Certification of the Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, for the quarter ended September 30, 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRG-SCHULTZ INTERNATIONAL, INC.

November 8, 2006	By:	/s/ James B. McCurry

James B. McCurry
President, Chairman of the Board and
Chief Executive Officer
(Principal Executive Officer)

November 8, 2006	By:	/s/ PETER LIMERI

Peter Limeri
Chief Financial Officer and Treasurer
(Principal Financial Officer)

EXHIBIT 10.1
PRG-SCHULTZ INTERNATIONAL, INC.
AMENDED AND RESTATED
2006 MANAGEMENT INCENTIVE PLAN
1. Purpose
     The purpose of the PRG-Schultz International, Inc. 2006 Management Incentive Plan (the “Plan”) is to enable PRG-Schultz International, Inc. ( the “Company”) to attract, retain, and reward certain key employees of the Company, and strengthen the mutuality of interests between such key employees and the Company’s shareholders, by providing deferred compensation to participants herein. Such deferred compensation shall be based upon the award of “Performance Units,” which are hereinafter defined, the value of which is related to the value of the Common Stock of the Company.
     For purposes of the Plan, the following terms shall be defined as set forth below:
(a) “Adjusted Outstanding Shares” as of any given date shall mean 6,211,231 shares plus any shares of Common Stock issued on or after March 17, 2006 upon conversion of 10% senior convertible notes due 2011, 9% senior convertible series A preferred stock or 10% senior convertible series B preferred stock, subject to adjustment in accordance with Section 8.
(b) “Board” means the Board of Directors of the Company.
     (c) “Change in Control” means a change in the ownership or effective control of, or in the ownership of a substantial portion of the assets of, the Company, to the extent consistent with Section 409A of the Code, and any regulatory or other interpretive authority promulgated thereunder. By way of example and not limitation, “Change of Control” includes the occurrence of one or more of the events described in paragraphs (i) through (iii), below.
     (i) Change in Ownership of the Company. A change in the ownership of the Company shall occur on the date that any one person, or more than one person acting as a group (within the meaning of paragraph (i)(D), acquires ownership of Company stock that, together with Company stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the stock of the Company.
     (A) If any one person or more than one person acting as a group (within the meaning of paragraph (i)(D)) is considered to own more than 50% of the total fair market value or total voting power of the stock of the Company, the acquisition of additional Company stock by such person or persons shall not be considered to cause a change in the ownership of the Company or to cause a change in the effective control of the Company (within the meaning of paragraph (ii) below).
     (B) An increase in the percentage of Company stock owned by any one person, or persons acting as a group (within the meaning of paragraph (i)(D)), as a result of a transaction in which the Company acquires its stock in exchange for property, shall be treated as an acquisition of stock for purposes of this paragraph (i).
     (C) The provisions of this paragraph (i) shall apply only to the transfer or issuance of Company stock if such Company stock remains outstanding after such transfer or issuance.
     (D) For purposes of this paragraph (i), persons shall be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase, or acquisition of stock, or similar business transaction with the Company. If a person, including an entity, owns stock in the Company and another entity with which the Company enters into a merger, consolidation, purchase, or acquisition of stock, or similar business transaction, such shareholder shall be considered to be acting as a group with other Company shareholders prior to the transaction giving rise to the change and not with respect to the ownership interest in the other corporation. Persons shall not be considered to be acting as a group solely because they purchase or own stock of the same corporation at the same time, or as a result of the same public offering.
     (ii) Change in Effective Control of the Company.
     (A) A change in the effective control of the Company shall occur on the date that either of (1) or (2) below occurs:
     (1) Any one person, or more than one person acting as a group (within the meaning of paragraph (ii)(D)), acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing 35% or more of the total voting power of the stock of the Company; or
     (2) A majority of members of the Board is replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority of the Board prior to the date of the appointment or election.
     (B) A change in effective control of the Company also may occur with respect to any transaction in which either of the Company or the other corporation involved in a transaction experiences a Change of Control described in paragraphs (i) or (iii).
     (C) If any one person, or more than one person acting as a group (within the meaning of paragraph (ii)(D)), is considered to effectively control the Company (within the meaning of this paragraph (ii)), the acquisition of additional control of the Company by the same person or persons shall not be considered to cause a change in the effective control of the Company (or to cause a change in the ownership of the Company within the meaning of paragraph (i)).
     (D) For purposes of this paragraph (ii), persons shall be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase, or acquisition of stock, or similar business transaction with the Company. If a person, including an entity, owns stock in the Company and another entity with which the Company enters into a merger, consolidation, purchase, or acquisition of stock, or similar business transaction, such shareholder shall be considered to be acting as a group with other Company shareholders only with respect to the ownership in the Company prior to the transaction giving rise to the change and not with respect to the ownership interest in the other corporation. Persons shall not be considered to be acting as a group solely because they purchase or own stock of the same corporation at the same time, or as a result of the same public offering.
     (iii) Change in Ownership of a Substantial Portion of the Company’s Assets. A change in the ownership of a substantial portion of the Company’s assets shall occur on the date that any one person, or more than one person acting as a group (within the meaning of paragraph (iii)(C)), acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value (within the meaning of paragraph (iii)(B)) equal to or more than 40% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions.
     (A) A transfer of the Company’s assets shall not be treated as a change in the ownership of such assets if the assets are transferred to one or more of the following:
     (1) A shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to Company Common Stock;
     (2) An entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company;

     (3) A person, or more than one person acting as a group (within the meaning of paragraph (iii)(C)) that owns, directly or indirectly, 50% or more of the total value or voting power of all of the outstanding stock of the Company; or
     (4) An entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a person described in paragraph (iii)(A)(3).
For purposes of this paragraph (iii)(A), and except as otherwise provided, a person’s status is determined immediately after the transfer of assets.
     (B) For purposes of this paragraph (iii), gross fair market value means the value of all Company assets, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.
     (C) For purposes of this paragraph (iii), persons shall be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase, or acquisition of assets, or similar business transaction with the Company. If a person, including an entity shareholder, owns stock in the Company and another entity with which the Company enters into a merger, consolidation, purchase, or acquisition of stock, or similar business transaction, such shareholder shall be considered to be acting as a group with other Company shareholders only to the extent of the ownership in the Company prior to the transaction giving rise to the change and not with respect to the ownership interest in the other corporation. Persons shall not be considered to be acting as a group solely because they purchase or own stock of the same corporation at the same time, or as a result of the same public offering.
     (iv) Attribution of Stock Ownership. For purposes of this Change of Control definition, Section 318(a) of the Code shall apply to determine stock ownership. Common Stock underlying a vested option shall be considered to be owned by the individual who holds the vested option, provided that such vested option is exercisable for Common Stock that is vested or substantially vested (as defined by Treasury Regulations Section 1.83(b) and (j)). Common Stock underlying an unvested option is not considered to be owned by the individual who holds the unvested option.
(v) Notwithstanding the foregoing, the following acquisitions of Company securities shall not constitute a Change of Control: (1) any acquisition of Company securities directly from the Company, (2) any acquisition of Company securities by the Company, or (3) any acquisition of Company securities by any employee benefit plan (or related trust) sponsored or maintained by the Company or any affiliated company.
(d) “Code” means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.
(e) “Committee” means the Committee referred to in Section 2 of the Plan. If at any time no Committee shall be in office, then the functions of the Committee specified in the Plan may be exercised by the Board, as set forth in Section 2 hereof.
(f) “Common Stock” means the common stock, no par value, of the Company.
(g) “Company” means PRG-Schultz International, Inc., a corporation organized under the laws of the State of Georgia, or any successor corporation.
(h) “Disability” means a determination that a Participant (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period not less than three (3) months under an accident and health plan covering employees of the Company, or (iii) has been determined by the Social Security Administration to be totally disabled.
(i) “Fair Market Value” means, as of any given date, unless otherwise determined by the Committee in good faith, the average of the following over the thirty trading days preceding such date:
(i)	if the Common Stock is listed on an established stock exchange or exchanges, or traded on the Nasdaq National Market System or Small Cap Market (“Nasdaq”), the closing price of the Common Stock as listed thereon on the applicable day;

(ii)	if the Common Stock is not listed on an established stock exchange or Nasdaq but is instead traded over-the-counter, the mean of the dealer “bid” and “ask” prices of the Common Stock in the over-the-counter market on the applicable day, as reported by the National Association of Securities Dealers, Inc.; or

(iii)	if the Common Stock is not listed on any exchange or traded over-the-counter, the value determined in good faith by the Committee.
(j) “Participants” shall mean those key employees who are granted Performance Units pursuant to the terms and conditions of the Plan.
(k) “Performance Unit” means a right to payment from the Company in accordance with the terms of the Plan pursuant to an award granted under Section 3 hereof.
(l) “Plan” means this 2006 Management Incentive Plan, as hereinafter amended from time to time.
(m) “Termination Date” means April 30, 2016.
2. Administration
     Unless otherwise determined by the Board of Directors, the Plan shall be administered by the Compensation Committee of the Board of Directors (the “Committee”). The functions of the Committee specified in the Plan may be exercised by the Board, if and to the extent that no Committee exists which has the authority to so administer the Plan and if a resolution to such effect is adopted by the Board. Subject to the provisions of the Plan, the Committee shall have exclusive power to select the key employees to be granted Performance Units, to determine the number of Performance Units to be granted to each key employee selected and to determine the time or times when Performance Units will be granted.
     The Committee shall have the authority to adopt, alter and repeal such rules, guidelines and practices governing the Plan as it shall, from time to time, deem advisable; to interpret the terms and provisions of the Plan and any award issued under the Plan (and any agreements relating thereto); and to otherwise supervise the administration of the Plan.
     All decisions made by the Committee pursuant to the provisions of the Plan shall be made in the Committee’s sole discretion and shall be final and binding on all persons, including the Company and Participants.
3. Grants
     A maximum of 3,262,399 Performance Units may be issued hereunder, provided that at no time may the sum of the number of Performance Units outstanding hereunder and the number of previously issued Performance Units that have been paid out exceed 10% of the sum of (a) the Company’s Adjusted Outstanding Shares, plus (b) the number of Performance Units outstanding hereunder, plus (c) the number of previously issued Performance Units that have been paid out. As of September 1, 2006, 737,620 Performance Units may be issued hereunder. As the number of Adjusted Outstanding Shares changes, the aggregate number of Performance Units that may be granted under this Plan shall change proportionately. Of the aggregate Performance Units that may be issued hereunder, a minimum of 40% shall be reserved for issuance to the Company’s Chief Executive Officer. Performance Units shall be granted to such key employees of the Company as the Committee shall determine. Upon the receipt of such a grant of Performance Units, such employee shall be a Participant in the Plan. If any Performance Units awarded under the Plan shall be forfeited or cancelled, such Performance Units shall again be available for awards under the Plan. Performance Units shall be granted at such time or times and shall be subject to such terms and conditions, in addition to the terms and conditions set forth in the Plan, as the Committee shall, in its sole discretion, determine. No grants may be made under the Plan following the Termination Date; however, if as of the Termination Date, Performance Units remain available for grant under the Plan, the Committee may allocate the remaining Performance Units to eligible Participants, in its discretion. To the extent that any such Performance Units are allocated to employees other than the Chief Executive Officer, the Committee shall consult with the Chief Executive Officer prior to any such allocation.
4. Performance Units
     Performance Units granted to a Participant shall be evidenced by a written agreement (“Performance Unit Agreement”) and shall be credited to a Performance Unit account established and maintained for such Participant. The Performance Unit account of a Participant shall be the record of Performance Units granted to him under the Plan, is solely for accounting purposes and shall not require a segregation of any Company assets.
5. Vesting of Performance Units
(a) Performance Units granted to a Participant shall vest in accordance with the schedule agreed upon between the Committee and the Participant pursuant to the Performance Unit Agreement.
(b) Notwithstanding anything contained in the Plan or any Performance Unit Agreement to the contrary, all Performance Units granted to a Participant shall become fully vested upon a Change of Control, upon the Company’s entering into a definitive agreement to effect a Change of Control, upon the liquidation or dissolution of the Company or upon a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Company or any of its subsidiaries, unless, following such transaction, all or substantially all of the individuals and entities that were the beneficial owners of the Company’s voting securities immediately prior to such transaction beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such transaction (including, without limitation, a corporation that, as a result of such transaction, owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such transaction.
6. Payment for Performance Units
(a) Payment for vested Performance Units shall be made in accordance with the payment schedule set forth in, or established pursuant to, the Performance Unit Agreement entered into with each Participant, provided that, in no event may any Participant receive payments earlier than the dates and in excess of the cumulative amounts set forth below:

Payment Dates	Maximum Payment Amount
March 17, 2008	25% of the total Performance Units awarded to Participant under the Plan
March 17, 2009	50% of the total Performance Units awarded to Participant under the Plan
March 17, 2010	75% of the total Performance Units awarded to Participant under the Plan
March 17, 2011	100% of the total Performance Units awarded to Participant under the Plan

All payments made to a Participant under the Plan will be aggregated for purposes of determining when the maximum for any period has been reached. All amounts not paid as of April 30, 2016 will be distributed as soon as reasonably practicable thereafter.
Performance Units shall be paid out, subject to the restrictions above, according to the following formula:
     A. Amount of payment =
Number of Performance Units scheduled for payment on the relevant payment date (determined in accordance with the applicable Performance Unit Agreement) X the Fair Market Value of the Company’s Common Stock as of the payment date;
provided, however, that in the event that the Company’s shareholders approve the issuance of Common Stock under the Plan, then at all times thereafter, no Participant shall be entitled to the cash payment set forth in A. above, but instead shall receive the following:
     B. A number of shares of Company common stock equal to 60% of the number of Performance Units being paid out, plus
     A cash payment equal to 40% of the Fair Market Value of that number of shares of Common Stock equal to the number of Performance Units being paid out.
(b) All payments under the Plan shall be subject to applicable tax withholding in accordance with Section 10, and notwithstanding anything to the contrary contained in any Performance Unit Agreement or in (a) above, in the event that there shall not be sufficient shares reserved and available to allow the payment of Performance Units in Common Stock, such Performance Units shall be paid in cash, in accordance with Section 6(a)(A), to the extent of any shortfall, and in accordance with such rules and procedures as may be established by the Committee from time to time.
(c) Notwithstanding the foregoing, upon occurrence of a Change of Control, or if the Company is liquidated or dissolved, subject to compliance with Section 409A of the Code, each Participant whose employment has not already terminated shall receive payment for all of his or her Performance Units, whether or not previously vested, immediately prior to the consummation of such event, calculated in accordance with 6(a)A or B above, as applicable.
(d) Notwithstanding the foregoing, upon the death or Disability of a Participant, the Participant, or his or her executor, shall receive prompt payment in full, calculated in accordance with 6(a)A or B above, as applicable, for all vested Performance Units.
(e) Notwithstanding the foregoing, upon the termination of a Participant’s employment with the Company, for reasons other than death or Disability and which determination constitutes a “separation from service” under Section 409A of the Code and applicable interpretations thereof, whether with or without cause, the Participant shall receive payment in full, calculated in accordance with 6(a)A or B above, as applicable, for all vested Performance Units, such payment to be made as soon as reasonably practicable following the date which is six months from the date of such termination (or if earlier the date of such Participant’s death or Disability).
(f) Notwithstanding the foregoing, in no event shall the Company issue in excess of 2.1 million shares of Common Stock under this Plan, subject to automatic proportional adjustment in the event of any recapitalization, reclassification, reorganization, stock split, reverse stock split, combination of shares, stock dividend or similar transaction applicable to the Common Stock as a whole.
7. Forfeiture of Performance Units

     If the employment of a Participant with the Company is terminated for any reason, except as the result of a Change of Control or the liquidation or dissolution of the Company, all of such Participant’s unvested Performance Units will terminate and be forfeited, and neither the Participant nor his or her heirs, personal representatives, successors or assigns shall have any future rights with respect to any such forfeited Performance Units. Vested Performance Units shall not be forfeited and shall be paid out pursuant to Section 6.
8. Changes in Capital and Corporate Structure
     (a) In the event of any change in the number of outstanding shares of Common Stock by reason of any recapitalization, reclassification, reorganization, stock split, reverse stock split, combination of shares, stock dividend or similar transaction, the maximum number of Performance Units that may be granted hereunder and the Adjusted Outstanding Shares, as well as the number of Performance Units held by Participants under the Plan, shall automatically be proportionately adjusted to reflect such event. In addition, upon any increase in the number of shares of Common Stock outstanding as the result of conversions of the Company’s 10% senior convertible notes due 2011, 9% senior convertible series A preferred stock or 10% senior convertible series B preferred stock, the number of Performance Units held by Participants under the Plan shall automatically be proportionately adjusted to reflect such event. No adjustment will be made under this Section 8 to any shares of Common Stock after they have been issued in payment of Performance Units in accordance with Section 6. The decision of the Committee with respect to any such adjustment shall be final.
     (b) In case of any reclassification of the Common Stock, any consolidation of the Company with, or merger of the Company into, any other entity, any merger of any entity into the Company (other than a merger that does not result in reclassification, conversion, exchange or cancellation of the outstanding shares of common stock), any sale or transfer of all or substantially all of the assets of the Company or any compulsory share exchange whereby the common stock is converted into other certain securities, cash or other property, then each Participant shall thereafter, to the extent that such Participant’s Performance Units are payable in Company Common Stock, be paid, with respect to any Performance Unit, in the kind and amount of securities, cash and other property receivable upon the reclassification, consolidation, merger, sale, transfer or share exchange by a holder of the number of shares of common stock to which the Participant would otherwise have been entitled. Any amounts payable in cash will remain payable in cash, calculated in a comparable manner to the calculations set forth in Section 6(a)A or B, as applicable.
9. Nontransferability
     Performance Units granted under the Plan, and any rights and privileges pertaining thereto, may not be transferred, assigned, pledged or hypothecated in any manner, by operation of law or otherwise, other than by will or by the laws of descent and distribution, and shall not be subject to execution, attachment or similar process. In the event of a Participant’s death, payment of any amount due under the Plan with respect to vested Performance Units shall be made to the duly appointed and qualified executor or other personal representative of the Participant to be distributed in accordance with the Participant’s will or applicable intestacy law.
10. Withholding
     The Company shall have the right to deduct from all amounts paid pursuant to the Plan any taxes required by the Code or any other applicable law to be withheld with respect to such awards.
11. Voting and Dividend Rights
     Except for adjustments in the number of Performance Units as provided under Section 8, no Participant shall be entitled to any voting rights, to receive any dividends, or to have his or her Performance Unit account credited or increased as a result of any dividends or other distribution with respect to the Common Stock of the Company.
12. Rights Unsecured; Unfunded Plan; ERISA.

(a) Unsecured and Unfunded. The Company’s obligations arising under the Plan to pay benefits to any Participant or his Beneficiary constitute a mere promise by the Company to make payments in the future in accordance with the terms of the Plan and each Performance Unit Agreement. Each Participant and Beneficiary shall have the status of a general unsecured creditor of Company. No Participant or Beneficiary shall have any rights in or against any specific assets of Company, whether or not the Company, in its sole and absolute discretion, acquires or segregates any assets for its anticipated obligations arising under the Plan.
(b) ERISA. The Company’s obligations under the Plan shall be “unfunded” for income tax purposes and for purposes of Title I of the Employee Retirement Income Retirement Security Act of 1974, as amended (“ERISA”). The Company shall treat the Plan as maintained for a select group of management and highly-compensated employees and therefore exempt from Parts 2, 3 and 4 of Title I of ERISA. The Company shall comply with the reporting and disclosure requirements of Part 1 of Title I of ERISA in accordance with U.S. Department of Labor Regulation §2520.104-23.
13. Miscellaneous Provisions
(a) No employee or other person shall have any claim or right to be granted an award under the Plan. Neither the Plan nor any action taken hereunder shall be construed as giving any employee any right to continue to be retained in the employ of the Company.
(b) Except when otherwise required by the context, any masculine terminology in this document shall include the feminine, and any singular terminology shall include the plural.
(c) The Plan is intended to be governed by the laws of the State of Georgia.
(d) Unless a registration statement pertaining thereto has been filed in the discretion of the Company, any shares of Common Stock that may be issued pursuant to the Plan shall be restricted under the Securities Act of 1933, as amended, and may not be resold without registration or unless an exemption is available. All such shares shall bear a legend to that effect.
(e) The Plan shall at all times be interpreted to comply with Section 409A of the Code and any regulations promulgated thereunder.
14. Amendment of the Plan
     Except as required by law or by the rules of the Nasdaq National Market, to the extent the Company’s Common Stock is listed thereon, the Board may alter or amend the Plan from time to time in its discretion without obtaining the approval of the shareholders of the Company. No amendment to the Plan may alter, impair or reduce the number of Performance Units granted under the Plan prior to the effective date of such amendment without the written consent of any affected Participant.
15. Effectiveness and Terms of Plan
     The effective date of the Plan shall be September 1, 2006. The Committee may, at any time, terminate the Plan. No Performance Units shall be granted pursuant to the Plan after the Termination Date, although after such date payments shall be made with respect to Performance Units granted prior to the date of termination.

Exhibit 10.2
PRG-SCHULTZ INTERNATIONAL, INC.
PERFORMANCE UNIT AGREEMENT
          THIS PRG-SCHULTZ INTERNATIONAL, INC. PERFORMANCE UNIT AGREEMENT (this “Agreement”) is entered into as of the ___ day of September, 2006 by and between PRG-Schultz International, Inc., a Georgia corporation (the “Company”), and                      (“Participant”).
WITNESSETH:
          WHEREAS, the Company has adopted that certain PRG-Schultz International, Inc. 2006 Management Incentive Plan, a copy of which is attached hereto and incorporated herein by this reference (the “Plan”);
          WHEREAS, Participant is an employee of the Company who has been selected to receive Performance Units (as defined in the Plan) subject to and in accordance with the terms of the Plan and this Agreement.
     NOW, THEREFORE, in consideration of the aforesaid premises and the covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties hereto covenant and agree as follows:
          1. The Plan. The Plan, as amended from time to time in accordance with its terms, is incorporated herein by this reference and made a part hereof. To the extent that anything herein is inconsistent with the Plan, the terms of the Plan shall control. All capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Plan. The Participant acknowledges that he has been given a copy of the Plan.
          2. Grant of Performance Units. Subject to the terms and conditions of the Plan and this Agreement, the Company hereby grants to Participant                      Performance Units.
          3. Vesting and Payment.
               (a) 1/2 of the Performance Units shall be immediately vested as of the date hereof); and
               (b) the remainder of the Performance Units shall vest in equal 1/36’s of the total number of Performance Units granted, beginning on October 17, 2006, and continuing on the 17th of each month thereafter, with the final 1/36th vesting on March 17, 2008.
Any additional Performance Units issued or deemed to be issued to Participant as the result of a recapitalization, stock split or other adjustment event pursuant to Section 8 of the Plan shall vest and be paid in the same proportions, and on the same dates, as those Performance Units issued on the date hereof.
Notwithstanding the foregoing, Participant must be an employee of the Company or a subsidiary or designated affiliate thereof on the vesting date for any unvested Performance Units to vest on that date. All unvested Performance Units shall be forfeited following the termination of Participant’s employment with the Company or a subsidiary or designated affiliate, except as otherwise provided in the Plan.
               (b) Payment of vested Performance Units shall be made in accordance with the payment schedule set forth on Exhibit A attached hereto, subject to modification as provided in (c) below.
               (c) On one occasion annually, during the month of February of each year beginning in 2007 through 2015, inclusive, Participant may change his or her payout schedule, subject to compliance with the following:

                    (i) no payment may be accelerated to a date earlier than that originally scheduled;
                    (ii) no payment date that is less than one year and one day from the date of Participant’s change may be altered;
                    (iii) any payment date that is changed must be changed to a new payment date that is at least five years later than such original payment date;
                    (iv) the payout schedule must comply in all respects with Section 6(a) of the Plan;
                    (v) payments may only be elected to be made as of April 30 of years between 2008 and 2016, inclusive; and
                    (vi) no less than 25% of total Performance Units granted to a Participant may be selected for payment on any given date (as a result, there may be no more than four payment dates).
                    (vii) additional Performance Units, if any, resulting from adjustments pursuant to Paragraph 8 of the Plan shall be paid in the same proportions as specified in the Participant’s then current payout schedule.
     4. Nontransferability of Agreement. Except as may be otherwise provided in the Plan, this Agreement is personal and no rights granted hereunder may be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) nor shall any such rights be subject to execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this Agreement or of such rights contrary to the provisions hereof, or upon the levy of any attachment or similar process upon this Agreement or such rights, this Agreement and such rights shall, at the election of the Company, become null and void.
     5. Determinations by the Committee Pursuant to the Plan Final. The Participant understands and agrees that the Compensation Committee of the Company’s Board of Directors has been granted authority to interpret and apply the provisions of the Plan and this Agreement and that all determinations by the Committee shall be final and binding. The Participant further understands and agrees that the Committee owes no fiduciary or other duty to the Participant with respect to the Plan or this Agreement.
     6. Notices. Any notice required or permitted hereunder shall be given in writing and shall be given by (i) personal delivery, (ii) via facsimile, or (iii) by an internationally recognized commercial courier service addressed as follows:

If to the Company:	PRG-Schultz International, Inc.
600 Galleria Parkway
Suite 100
Atlanta, Georgia 30339
Attention: Victor A. Allums,
Senior Vice President,
Facsimile: (770) 779-3034

If to the Participant:

     Notice shall be effective upon receipt. Either party may change its address by notice given in accordance with this Paragraph 6 designating such change of address.
     7. No Special Employment Rights or Rights as a Shareholder. Participant shall in no event have any rights with respect to the common stock of the Company and shall in no event be treated as a shareholder of the Company by virtue of ownership of Performance Units. The grant of Performance Units to Participant pursuant to this Agreement shall not be construed to imply or to constitute evidence of any agreement, express or implied, on the part of the Company to retain Participant in the employ of the Company, notwithstanding that such termination of employment could result in a reduction of amounts being paid to the Participant pursuant to the Plan and this Agreement.
     8. Entire Agreement. This Agreement, together with the Plan, contains the sole and entire agreement of Company and Participant with respect to the transaction contemplated hereunder and no representation, inducement, promise or agreement, oral or written, between Company and Participant not incorporated herein shall be of any force or effect concerning the subject matter hereof. Any amendments to this Agreement shall be in writing and executed by the parties.
     9. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of and be enforceable against the parties hereto and their respective heirs, legal representative, successors and permitted assigns.
     10. Time is of the Essence. Time is of the essence of this Agreement.
     11. Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns. Notwithstanding anything to the contrary herein, no pledge, hypothecation, sale, transfer, assignment or other disposition of any Performance Unit or any interest therein shall be valid unless the terms of this Agreement have been complied with.
     12. Further Assurances. The parties to this Agreement agree to execute and deliver in a timely fashion any and all additional documents necessary to effectuate the purposes of this Agreement.
     14. Miscellaneous. This Agreement shall be governed by and construed under the laws of the State of Georgia. If any term or provision hereof shall be held invalid or unenforceable, the remaining terms and provisions hereof shall continue in full force and effect. Any modification to this Agreement shall not be effective unless the same shall be in writing and such writing shall be signed by the parties hereto. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes and terminates all prior understandings, agreements, or arrangements between the parties, both oral and written, with respect thereto. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision hereof. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.
          IN WITNESS WHEREOF, the undersigned have set their hands and seals as of the ___ day of September 2006.

PRG-SCHULTZ INTERNATIONAL, INC.

By:

Name:

Title:

PARTICIPANT

Name:

Exhibit A
Payment Schedule

Payment Date	%
April 30,	—%

April 30,	—%

April 30,	—%

April 30,	—%

EXHIBIT 31.1
CERTIFICATION
I, James B. McCurry, certify that:
     1. I have reviewed this Form 10-Q of PRG-Schultz International, Inc.;
     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
     4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
     (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
     (c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
     (d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
     5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:
     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

November 8, 2006	By:	/s/ James B. McCurry
James B. McCurry
President, Chairman of the Board and
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2
CERTIFICATION
I, Peter Limeri, certify that:
     1. I have reviewed this Form 10-Q of PRG-Schultz International, Inc.;
     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
     4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
     (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
     (c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
     (d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
     5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:
     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

November 8, 2006	By:	/s/ Peter Limeri
Peter Limeri
Chief Financial Officer and Treasurer
(Principal Financial Officer)

EXHIBIT 32.1
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002
     In connection with the Quarterly Report of PRG-Schultz International, Inc. (the “Company”) on Form 10-Q for the period ending September 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, James B. McCurry, President, Chairman of the Board and Chief Executive Officer of the Company and I, Peter Limeri., Chief Financial Officer and Treasurer of the Company, certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of the undersigned’s knowledge: (1) the Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

November 8, 2006	By:	/s/ James B. McCurry
James B. McCurry
President, Chairman of the Board and
Chief Executive Officer
(Principal Executive Officer)

November 8, 2006	By:	/s/ Peter Limeri
Peter Limeri
Chief Financial Officer and Treasurer
(Principal Financial Officer)